Prospectus: May 1, 2000

Ensemble II

JPF Separate Account B

Flexible Premium Variable Life Insurance Policy

JEFFERSON PILOT LIFEAMERICA INSURANCE COMPANY
One Granite Place, Concord, New Hampshire 03301 800-258-3648

This Prospectus describes the Ensemble II variable life insurance policy ("Ensemble II" or "the Policy"), a flexible premium variable life insurance policy issued and underwritten by Jefferson Pilot LifeAmerica Insurance Company ("we" or "JP LifeAmerica" or "the Company"). The Policy is intended to provide life insurance and pay a benefit, as described in this Prospectus, upon surrender or death. The Policy allows flexible premium payments, Policy Loans, Partial Surrenders, and a choice of two Death Benefit Options. Your account values may be invested on either a fixed or variable or combination of fixed and variable basis. You may allocate your Net Premiums to JPF Separate Account B ("Separate Account B" or "the Separate Account"), and/or the General Account, or both Accounts. The Divisions of the Separate Account support the benefits provided by the variable portion of the Policy. The Accumulation Value allocated to each Division is not guaranteed and will vary with the investment performance of the associated Fund. Net Premiums allocated to the General Account will accumulate at rates of interest we determine; such rates will not be less than 4.5% per year. Your Policy may lapse if the Cash Value is insufficient to pay a Monthly Deduction. We will send premium reminder notices for Planned Premiums and for premiums required to continue the Policy in force. If the Policy lapses, you may reinstate it.

The Policy has a free look period during which you may return the Policy. We will refund your Premium (See "Right of Policy Examination").

This Prospectus also describes the Divisions used to fund the Policy through Separate Account B. Each Division invests exclusively in one of the following Portfolios:

JPVF International Equity Portfolio
JPVF World Growth Stock Portfolio
JPVF Emerging Growth Portfolio
JPVF Capital Growth Portfolio
JPVF Small Company Portfolio
JPVF Growth Portfolio
JPVF Value Portfolio
JPVF Balanced Portfolio
JPVF High Yield Bond Portfolio
JPVF S&P 500 Index Portfolio
JPVF Money Market Portfolio
Fidelity VIP Growth Portfolio
Fidelity VIP Equity-Income Portfolio
Fidelity VIP II Contrafund Portfolio
MFS Research Series
MFS Utilities Series
Oppenheimer Strategic Bond Fund/VA
Oppenheimer Bond Fund/VA
Templeton International Securities Fund: Class I

Not all Divisions may be available under all Policies or in all jurisdictions. You may obtain the current Prospectus and Statement of Additional Information ("SAI") for any of the Portfolios by calling (800) 258-3648 x7719.

Replacing existing insurance or supplementing an existing flexible premium variable life insurance policy with the Policy may not be to your advantage.

THIS PROSPECTUS IS VALID ONLY WHEN ACCOMPANIED BY THE CURRENT PROSPECTUSES FOR THE FUNDS. BOTH THIS PROSPECTUS AND THE UNDERLYING FUND PROSPECTUSES SHOULD BE READ AND RETAINED FOR FUTURE REFERENCE.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Ensemble II insurance policies and shares of the funds are not deposits or obligations of or guaranteed by any bank. They are not federally insured by the FDIC or any other government agency. Investing in the contracts involves certain investment risks, including possible loss of principal invested.

THIS PROSPECTUS AND OTHER INFORMATION ABOUT JPF SEPARATE ACCOUNT B REQUIRED TO BE FILED WITH THE SECURITIES AND EXCHANGE COMMISSION CAN BE FOUND IN THE SEC'S WEB SITE AT http://www.sec.gov.

table of contents

This prospectus does not constitute an offer in any jurisdiction in which such offering may not be lawfully made. No dealer, salesman or other person is authorized to give any information or make any representations in connection with this offering other than those contained in this prospectus, and, if given or made, such other information or representations must not be relied upon. The purpose of this variable life insurance policy is to provide insurance protection. Life insurance is a long-term investment. Policyowners should consider their need for insurance coverage and the policy's long-term investment potential. No claim is made that the policy is any way similar or comparable to an investment in a mutual fund.

definitions

Accumulation Value: The total amount that a Policy provides for investment plus the amount held as collateral for Policy Debt.

Age: The Insured's age at his/her nearest birthday.

Allocation Date: The date when we place the initial Net Premium in the Divisions and the General Account as you instructed in the application. The Allocation Date is the later of: 1) 25 days from the date we mail the Policy to the agent for delivery to you; or 2) the date we receive all administrative items needed to activate the Policy.

Attained Age: The Insured's age at the last Policy Anniversary.

Beneficiary: The person you designate in the application to receive the Death Benefit proceeds. If changed, the Beneficiary is as shown in the latest change filed with us. If no Beneficiary survives the Insured, you or your estate will be the Beneficiary. The Beneficiary's interest may be subject to that of any assignee.

Cash Value: The Accumulation Value less any Surrender Charge. This amount less any Policy Debt is payable to you on surrender of the Policy.

Code: The Internal Revenue Code of 1986, as amended.

Company: Jefferson Pilot LifeAmerica Insurance Company.

Cost of Insurance: A charge related to our expected mortality cost for your basic insurance coverage under the Policy, not including any supplemental benefit provision that you may elect through a Policy rider.

Date of Receipt: Any Company business day, prior to 4:00 p.m. Eastern time, on which a notice or premium payment is received at our home office.

Death Benefit: The amount which is payable to the Beneficiary on the death of the Insured, adjusted as provided in the Policy.

Death Benefit Options: Either of the two methods for determining the Death Benefit.

Division: A separate division of Separate Account B which invests only in the shares of a specified Portfolio of a Fund.

Fund: An open-end management investment company whose shares are purchased by the Separate Account to fund the benefits provided by the Policy.

General Account: A non-variable funding option available in the Policy that guarantees a minimum interest rate of 4.5% per year.

Grace Period: The 61-day period beginning on the Monthly Anniversary Day on which the Policy's Cash Value less any Policy Debt is insufficient to cover the current Monthly Deduction, unless the cumulative minimum premium requirement has been met. The Policy will lapse without value at the end of the 61-day period unless we receive a sufficient payment.

Home Office: Our principal executive offices at One Granite Place, Concord, New Hampshire 03301.

Insured: The person on whose life the Policy is issued.

Issue Age: The Insured's age on the Policy's Issue Date.

Issue Date: The date on which the Policy is issued.

Loan Value: Generally, 90% of the Policy's Cash Value on the date of a loan.

Minimum Initial Premium: The amount of premium due on the Policy Date, which is an amount sufficient to cover Monthly Deductions and keep the Policy in force for at least three months.

Monthly Anniversary Date: The same day in each month as the Policy Date.

Net Premium: The gross premium less a 2.0% State Premium Tax Charge.

Policy: The life insurance contract described in this Prospectus.

Policy Date: The date set forth in the Policy and from which policy years, policy months and policy anniversaries will be determined. If the Policy Date should fall on the 29th, 30th or 31st of a month, the Policy Date will be the 28th of such month. You may request the Policy Date. If you do not request a date, it is the date the Policy is issued.

Policy Debt: The sum of all unpaid policy loans and accrued interest thereon.

Portfolio: A separate investment series of one of the Funds.

Proof of Death: One or more of: a) a copy of a certified death certificate; b) a copy of a certified decree of a court of competent jurisdiction as to the finding of death; c) a written statement by a medical doctor who attended the Insured; or d) any other proof satisfactory to us.

SEC: Securities and Exchange Commission.

Separate Account B: JPF Separate Account B, a separate investment account we established to fund the Policy.

Specified Amount: The amount you choose at application, which you may subsequently increase or decrease, and used in determining the Death Benefit.

State: Any State of the United States, the District of Columbia, Puerto Rico, Guam, the Virgin Islands or any other possession of the United States.

Surrender Charge: An amount we retain upon the Surrender of the Policy, a Withdrawal or a decrease in Specified Amount.

Surrender Value: Cash Value less any Policy Debt.

Target Premium: The premium from which first year commissions will be determined and which varies by sex, Issue Age, rating class of the Insured and Specified Amount.

Valuation Date: The date and time at which the Accumulation Value of a variable investment option is calculated. Currently, this calculation occurs after the close of business of the New York Stock Exchange on any normal business day, Monday through Friday, that the New York Stock Exchange and the Company are open. In addition to being closed on all federal holidays, we will also be closed on Good Friday, the Friday following Thanksgiving and the day before or following Christmas.

Valuation Period: The period of time from between two successive Valuation Dates, beginning at the close of regular trading on the New York Stock Exchange on each Valuation Date, and ending at the close of regular trading on the New York Stock Exchange on the next succeeding Valuation Date.

policy summary

The Policy described in this Prospectus is a flexible premium variable life insurance policy. The Policy is intended to provide life insurance and pay a benefit (subject to adjustment under the Policy's Age and/or Sex, Suicide and Incontestability, and Grace Period provisions) upon surrender of the Policy or death of the Insured. The Policy allows flexible premium payments, Policy Loans, Withdrawals and a choice of two Death Benefit Options. Account values may be either fixed or variable or a combination of fixed and variable.

As described within, charges and fees will be assessed against premium payments, Accumulation Value, the Separate Account, the underlying Funds and upon surrender.

You must purchase your variable life insurance policy from a registered representative. The Policy, the initial application on the Insured, any subsequent applications and any riders constitute the entire contract.

At the time of application, you must choose a Death Benefit Option, decide on the amount of premium and determine how to allocate Net Premiums. You may elect to supplement the benefits afforded by the Policy through the addition of riders we make available.

The proceeds payable upon the death of the Insured depend on the Death Benefit Option chosen. Under Option 1 the Death Benefit equals the current Specified Amount. Under Option 2, the Death Benefit equals the current Specified Amount plus the Accumulation Value on the date of death. The Death Benefit proceeds will be reduced by repayment of any outstanding Policy Debt.

Although the Policy is designed to allow flexible premiums, you must pay sufficient premiums to continue the Policy in force. An initial premium,

based on Issue Age, underwriting class and Specified Amount must be paid at issue. No premium payment may be less than $25. We will send premium reminder notices for Planned Premiums and for premiums required to continue the Policy in force. Should your Policy lapse, it may be reinstated.

You may allocate your Net Premiums to the Separate Account, the General Account or both Accounts. Net Premiums allocated to the Separate Account must be allocated to one or more of the Divisions of the Separate Account in whole percentages. The variable portion of the Policy is supported by the Divisions you choose and will vary with the investment performance of the associated Portfolios. Net Premiums allocated to the General Account will accumulate at rates of interest we determine. The effective rate of interest will not be less than 4.5% per year.

the separate account

The Separate Account underlying the Policy is JPF Separate Account B. Amounts allocated to the Separate Account are invested in the Portfolios. Each Portfolio is a series of an open-end management investment company whose shares are purchased by the Separate Account to fund the benefits provided by the Policy. The Portfolios, their investment objectives and their investment advisers are described in this Prospectus. Complete descriptions of the Portfolios' investment objectives and restrictions and other material information relating to the Portfolios are contained in the prospectuses for each of the Portfolios which are delivered with this Prospectus.

Separate Account B was established under New Jersey law on March 2, 1994. Under New Jersey Insurance Law, the income, gains or losses of the Separate Account are credited without regard to the other income, gains or losses of the Company. These assets are held for our variable life insurance policies. Any and all distributions made by the Portfolios with respect to shares held by the Separate Account will be reinvested in additional shares at net asset value. The assets maintained in the Separate Account will not be charged with any liabilities arising out of any other business we conduct. We are, however, responsible for meeting the obligations of the Policy to the Policyowner.

No stock certificates are issued to the Separate Account for shares of the Portfolios held in the Separate Account. Ownership of Portfolio shares is documented on the books and records of the Portfolios and of the Company for the Separate Account.

The Separate Account is registered with the SEC as a unit investment trust under the Investment Company Act of 1940 and meets the definition of separate account under the federal securities laws. Such registration does not involve any approval or disapproval by the Commission of the Separate Account or the Company's management or investment practices or policies. We do not guarantee the Separate Account's investment performance.

Divisions. The Policy presently offers nineteen Divisions but may add or delete Divisions. You may invest in a total of 17 Divisions over the life of the Policy. Each Division will invest exclusively in shares of a single Portfolio.

▶CHARGES & FEES ASSESSED AGAINST PREMIUM

Premium Charges

Before we allocate a premium to any of the Divisions of Separate Account B and the General Account, we will deduct a state premium tax charge of 2.0% to compensate us for state premium taxes, franchise taxes and other local taxes imposed on premiums by New York State and local jurisdictions. The actual tax assessed falls between 1.7% and 2.5% of premiums received. Therefore, the 2.0% charge may be higher or lower than the actual tax we incur. We reserve the right to increase this charge to a maximum of 2.5%, and we do not expect to realize a profit as a result of this charge.

▶CHARGES & FEES ASSESSED AGAINST ACCUMULATION VALUE

Charges and fees assessed against the Policy's Accumulation Value can be deducted from any one of the Divisions of the Separate Account or pro rata from each of the Divisions and the General Account. If you do not designate one Division, the charges will be deducted pro rata from each of the Divisions and the General Account.

Monthly Deduction

On each Monthly Anniversary Date and on the Policy Date, we will deduct from the Policy's Accumulation Value an amount to cover certain expenses associated with start-up and maintenance of the Policy, administrative expenses, the cost of insurance for the Policy and any optional benefits added by rider.

The Monthly Deduction equals:

(i) the Cost of Insurance for the Policy (as described below), and the cost of additional benefits provided by rider, plus

(ii) a Monthly Administrative Fee of $6.

Cost of Insurance. The Cost of Insurance charge is related to our expected mortality cost for your basic insurance coverage under the Policy, not including any supplemental benefit provisions you may elect through a Policy rider.

The Cost of Insurance charge equals (i) multiplied by the result of (ii) minus (iii) where

(i) is the current Cost of Insurance Rate as described in the Policy;

(ii) is the death benefit at the beginning of the policy month divided by 1.0036748 (to arrive at the proper values for the beginning of the month assuming the guaranteed interest rate of 4.5%); and

(iii) is the Accumulation Value at the beginning of the policy month.

If the corridor percentage applies, it will be reflected in the Death Benefit used in the calculation.

The current Cost of Insurance Rate is variable and is based on the Insured's issue age, sex (where permitted by law), Policy Year, rating class and Specified Amount. Because the Accumulation Value and the Death Benefit of the Policy may vary from month to month, the Cost of Insurance charge may also vary on each day a Monthly Deduction is taken. In addition, you should note that the Cost of Insurance charge is related to the difference between the Death Benefit payable under the Policy and the Accumulation Value of the Policy. An increase in the Accumulation Value or a decrease in the Death Benefit may result in a smaller Cost of Insurance charge while a decrease in the Accumulation Value or an increase in the Death Benefit may result in a larger cost of insurance charge.

The Cost of Insurance rate for standard risks will not exceed those based on the 1980 Commissioners Standard Ordinary Mortality Tables Male or Female (1980 Tables). Substandard risks will have monthly deductions based on Cost of Insurance rates which may be higher than those set forth in the 1980 Tables. A table of guaranteed maximum Cost of Insurance rates per $1,000 of the Amount at Risk will be included in each Policy. We may adjust the Monthly Cost of Insurance rates from time to time. Adjustments will be on a class basis and will be based on our estimates for future factors such as mortality, investment income, expenses, reinsurance costs and the length of time Policies stay in force. Any adjustments will be made on a nondiscriminatory basis.

Monthly Administrative Expense Charge. The Monthly Deduction amount also includes a monthly administration fee of $6.00. This fee may not be increased.

Charges for Optional Benefits. If you elect any optional benefits by adding riders to the Policy, an optional benefits charge will be included in the Monthly Deduction amount. The amount of the charge will vary depending upon the actual optional benefits selected and is described on each applicable Policy rider.

►CHARGES & FEES ASSESSED AGAINST THE SEPARATE ACCOUNT

Risk Charge

We will assess a charge against each Division of the Separate Account, not to exceed .0024657% on a daily basis (.90% on an annual basis) in policy years 1 through 10, and .0017808% on a daily basis (.65% on an annual basis) in policy years 11 and thereafter, to compensate us for mortality and expense risks we assume in connection with the Policy. The mortality risk we assume is that Insureds, as a group, may live for a shorter period of time than estimated and that we will, therefore, pay a Death Benefit before collecting a sufficient Cost of Insurance charge. The expense risk assumed is that expenses incurred in issuing and administering the Policies and operating the Separate Account will be greater than the administrative charges assessed for such expenses.

The Separate Account is not subject to any taxes. However, if taxes are assessed against the Separate Account, we reserve the right to assess taxes against the Separate Account Value.

Administrative Charge for Transfers or Withdrawal

We may impose an Administrative Fee equal to the lesser of $25 or 10% of the amount of the transfer for each transfer among the Divisions of the Separate Account or the General Account, after the first 12 transfers in a Policy Year and except for the transfer of the initial net premium plus interest, and any other premiums received, from the General Account on the Allocation Date and loan repayments. We will also assess an Administrative Fee for withdrawals equal to the lesser of $25 or 2% of the amount withdrawn.

►CHARGES ASSESSED AGAINST THE UNDERLYING FUNDS

Following are the investment advisory and sub-investment management fees, paid by each of the Funds as a percentage of average net assets.

Jefferson Pilot Variable Fund

Average Daily Net Assets	Money Market	World Growth Stock, Small Company, Value, and Balanced	Capital Growth
First $200 million	.50%	.75%	1.00%
Next $1.1 billion	.45%	.70%	.95%
Over $1.3 billion	.40%	.65%	.90%

Average Daily Net Assets	Emerging Growth	High Yield Bond and Growth	International Equity	S&P 500
First $200 million	.80%	.75%	1.00%	.24%
Next $1.1 billion	.75%	.75%	1.00%	.24%
Over $1.3 billion	.70%	.75%	1.00%	.24%

The compensation of the Sub-Investment Managers is paid directly from the investment management fees of JP Investment Advisory and is set forth in the table below as an annual percentage of the average daily net assets of the Portfolio managed:

	Sub-Investment Manager Fees		
Average Daily Net Assets	Janus Capital Growth	Templeton World Stock Growth	Lord Abbett Small Company
First $200 million	.70%	.50%	.50%
Next $1.1 billion	.65%	.45%	.45%
Over $1.3 billion	.60%	.40%	.40%

Net Assets	Credit Suisse Value	MFS High Yield & Emerging Growth	MFS Money Market	Janus Balanced	Barclays S&P 500
First $100 million	.50%	.40%	.30%	.55%	.05%
Next $100 million	.50%	.40%	.30%	.50%	.05%
Next $300 million	.50%	.40%	.25%	.50%	.05%
Next $500 million	.50%	.40%	.25%	.45%	.025%
Over $1 billion	.50%	.40%	.25%	.45%	.01%

Net Assets	Strong Growth	Lombard Odier International Equity
First $25 million	.60%	.50%
Next $75 million	.50%	.50%
Next $50 million	.40%	.50%
Over $150 million	.30%	.50%

Templeton International Securities Fund: Class 1

Management Fee	Other Expenses	Total Annual Expenses
.69%	.19%	.88%

Fidelity VIP and VIP II

	Management Fee	*Other Expenses*	*Total Annual Expenses*
Fidelity VIP			
Equity-Income	.48%	.08%	.56%
Growth	.58%	.07%	.65%
Fidelity VIP II			
Contrafund	.58%	.07%	.65%

	Management Fee	*Other Expenses*	*Total Annual Expenses*
Fidelity VIP			
MFS Research Series	.75%	.11%	.86%
MFS Utilities Series	.75%	.16%	.91%

Oppenheimber Variable Account Funds

	Management Fee	*Other Expenses*	*Total Annual Expenses*
Bond Fund/VA	.74%	.04%	.78%
Strategic Bond Fund/VA	.72%	.01%	.73%

Certain of the unaffiliated Portfolio advisers reimburse us for administrative costs incurred in connection with administering the Funds as variable funding options under the Policy (MFS—0.15%, Oppenheimer—0.10% for the Bond Fund and 0.15% for the Strategic Bond Fund). These reimbursements are paid out of the investment advisory fees and are not charged to the Portfolios.

For further details on each Portfolio's expenses please refer to that Portfolio's prospectus. Additional copies of each Portfolio's prospectus and the Statement of Additional Information for each Portfolio may be obtained free of charge by calling (800) 258-3648 x7719.

▶CHARGES DEDUCTED UPON SURRENDER

If you surrender the Policy, make a withdrawal, or the Policy lapses during the first ten Policy Years, we will assess a surrender charge, which will be deducted from the Policy's Accumulation Value. This charge is imposed in part to recover distribution expenses and in part to recover certain first year administrative costs. The initial Surrender Charges will be specified in your Policy and will be in compliance with each state's nonforfeiture law.

The initial Surrender Charge is specified in the Policy and is based on the Specified Amount. It also depends on the Issue Age, risk classification and, in most states, sex of the Insured. It is determined by multiplying a surrender factor by the lesser of (1) the premiums actually received in policy year one; or (2) the "Guideline Annual Premiums" as defined in the rules and regulations under the 1940 Act. The surrender factor depends on the length of time the Policy has been in force, as follows:

Policy Year	Surrender Factor
1-5	.30
6	.25
7	.20
8	.15
9	.10
10	.05
11 and after	0

We will assess an additional Surrender Charge for any increase in the Specified Amount, other than an increase caused by a change from Death Benefit Option I to Death Benefit Option II. The additional Surrender Charge is determined by multiplying a surrender factor by the lesser of (1) or (2), where:

(1) is A times B divided by C, where:

A is the amount of the increase in the Specified Amount;

B is the sum of the cash value just prior to the increase in the Specified Amount and the total premiums received in the 12 months just following the increase in the Specified Amount; and

C is the Specified Amount in effect after the increase in the Specified Amount.

(2) is the "Guideline Annual Premium" for the increase at the attained age of the Insured on the effective date of the increase in the Specified Amount.

The surrender factor depends on the length of time the increase has been in force, as follows:

Increase Year	Surrender Factor
1-5	.15
6	.125
7	.10
8	.075
9	.05
10	.025
11 and after	0

The Surrender Charge in effect at any time is the sum of the Surrender Charge for the initial Specified Amount plus the Surrender Charge for any increase in the Specified Amount. If the Specified Amount is decreased, the Surrender Charge will not decrease. We will not assess a Surrender Charge after the tenth Policy Year.

Surrender Charges on Surrenders and Withdrawals

All applicable Surrender Charges are imposed on Surrenders.

We will impose a pro rata Surrender Charge on Withdrawals. The pro rata Surrender Charge is calculated by dividing the amount of the net Withdrawal by the Cash Value and multiplying the result by the amount of the Surrender Charge on a surrender.

OTHER CHARGES

We reserve the right to charge the assets of each Division to provide for any income taxes or other taxes we pay on the assets attributable to that Division.

Although we currently make no charge, we reserve the right to charge you an administrative fee, not to exceed $25, to cover the cost of preparing any additional illustrations of current Cash Values and current mortality assumptions which you may request after the Policy Date.

allocation of premiums

You may allocate all or a part of your Net Premiums to the Divisions currently available under your Policy or you may allocate all or a part of your Net Premiums to the General Account.

▶THE PORTFOLIOS

The Separate Account currently invests in shares of the Portfolios listed below. Net Premiums applied to the Separate Account will be invested in the Portfolios in accordance with your selection. Portfolios may be added or withdrawn as permitted by applicable law. We reserve the right to limit the total number of Portfolios you may elect to 17 over the lifetime of the Policy or to increase the total number of Portfolios you may elect. Shares of the Portfolios are not sold directly to the general public. Each of the Portfolios is available only through the purchase of variable annuities or variable life insurance policies. (See Mixed and Shared Funding)

The investment results of the Portfolios, whose investment objectives are described below, are likely to differ significantly. There is no assurance that any of the Portfolios will achieve their respective investment objectives. Investment in some of the Portfolios involves special risks, which are described in their respective prospectuses. You should read the prospectuses for the Portfolios and consider carefully, and on a continuing basis, which Portfolio or combination of Portfolios is best suited to your long-term investment objectives. Except where otherwise noted, all of the Portfolios are diversified, as defined in the Investment Company Act of 1940.

- ◆ **JPVF International Equity Portfolio** seeks long-term capital appreciation through investments in securities whose primary trading markets are outside the United States.
- ◆ **JPVF World Growth Stock Portfolio** seeks to achieve long-term capital growth through a policy of investing primarily in stocks of companies organized in the United States or in any foreign nation. A portion of the Portfolio may also be invested in debt obligations of companies and governments of any nation. Any income realized will be incidental.
- ◆ **JPVF Emerging Growth Portfolio** seeks to provide long-term growth of capital. Dividend and interest income from portfolio securities, if any, is incidental to the Portfolio's investment objective of long-term growth.
- ◆ **JPVF Capital Growth Portfolio** seeks capital growth. Realization of income is not a significant investment consideration and any income realized will be incidental.
- ◆ **JPVF Small Company Portfolio** seeks to achieve growth of capital. The Portfolio pursues its objective by investing primarily in a diversified portfolio of equity securities issued by small companies.
- ◆ **JPVF Growth Portfolio** seeks capital growth by investing primarily in equity securities that the Sub-Investment Manager believes have above-average growth prospects.
- ◆ **JPVF Value Portfolio** seeks long-term growth of capital by investing primarily in a wide range of equity issues that may offer capital appreciation and, secondarily, seeks a reasonable level of current income.

- **JPVF Balanced Portfolio** seeks reasonable current income and long-term capital growth, consistent with conservation of capital, by investing primarily in common stocks and fixed income securities.
- **JPVF High Yield Bond Portfolio** seeks a high level of current income by investing primarily in corporate obligations with emphasis on higher yielding, higher risk, lower-rated or unrated securities. These securities may be considered speculative and involve greater risks, including risk of default, than higher rated securities.
- **JPVF S&P 500 Index Portfolio** seeks to approximate as closely as practicable, before fees and expenses, the total rate of return of common stocks publicly traded in the United States, as represented by the S&P 500 Index.
- **JPVF Money Market Portfolio** seeks to achieve as high a level of current income as is consistent with preservation of capital and liquidity. An investment in the Money Market Portfolio is neither insured nor guaranteed by the U.S. Government.
- **Fidelity Variable Insurance Products Fund—Growth Portfolio** seeks capital appreciation by investing primarily in common stocks.
- **Fidelity Variable Insurance Products Fund—Equity-Income Portfolio** seeks reasonable income by investing primarily in income-producing equity securities. In choosing these securities, the Fund will also consider the potential for capital appreciation.
- **Fidelity Investments' Variable Insurance Products Fund II—Contrafund Portfolio** seeks maximum total return over the long term by investing its assets mainly in equity securities of companies that are undervalued or out-of-favor.
- **MFS Variable Insurance Trust—Research Series** seeks to provide long-term growth of capital and future income by investing a substantial proportion of its assets in equity securities of companies believed to possess better-than-average prospects for long-term growth.
- **MFS Variable Insurance Trust—Utilities Series** seeks capital growth and current income (incomes above that available from a portfolio invested entirely in equity securities) by investing, under normal circumstances, at least 65% (but up to 100% at the discretion of the Adviser) of its assets in equity and debt securities of both domestic and foreign companies in the utilities industry.
- **Oppenheimer Variable Account Funds—Strategic Bond Fund/VA** seeks a high level of current income principally derived from interest on debt securities and seeks to enhance such income by writing covered call options on debt securities. The Portfolio intends to invest principally in: (i) foreign government and corporate debt securities, (ii) U.S. Government securities, and (iii) lower-rated high yield domestic debt securities, commonly known as "junk bonds", which are subject to a greater risk of loss of principal and nonpayment of interest than higher-rated securities. These securities may be considered to be speculative.
- **Oppenheimer Variable Account Funds—Bond Fund/VA** primarily seeks a high level of current income from investment in high yield, fixed-income securities rated "Baa" or better by Moody's or "BBB" or better by Standard & Poor's. Secondarily, this Portfolio seeks capital growth when consistent with its primary objective.
- **Franklin Templeton Variable Insurance Products Trust—Templeton International Securities Fund** seeks long-term capital growth through a flexible policy of investing in stocks and debt obligations of companies and governments outside the United States. Any income realized will be incidental. Although the Templeton International Securities Fund generally invests in common stock, it may also invest in preferred stocks and certain debt securities such as convertible bonds which are rated in any category by Standard & Poor's Corporation or Moody's Investors Service, Inc. or which are unrated by any rating agency.

Some of the above Portfolios may use instruments known as derivatives as part of their investment strategies, as described in their respective prospectuses. The use of certain derivatives such as inverse floaters and principal on debt instruments may involve higher risk of volatility to a Portfolio. The use of leverage in connection with derivatives can also increase risk of losses. See the prospectus for the Portfolio for a discussion of the risks associated with an investment in those Portfolios. You should refer to the accompanying prospectuses of the Portfolios for more complete information about their investment policies and restrictions.

▶INVESTMENT ADVISERS FOR EACH OF THE FUNDS:

Jefferson Pilot Variable Fund, Inc. ("JPVF") The investment manager to JPVF is Jefferson Pilot Investment Advisory Corporation ("JP Investment Advisory"), an affiliate of the Company. JP Investment Advisory and JPVF have contracted with eight unaffiliated companies to act as sub-investment managers to the Funds. They are:

- JPVF International Equity Portfolio: Lombard Odier International Portfolio Management Limited ("Lombard Odier")
- JPVF World Growth Stock Portfolio: Templeton Global Advisors Limited ("Templeton")
- JPVF Emerging Growth Portfolio: Massachusetts Financial Services Company ("MFS")
- JPVF Capital Growth Portfolio: Janus Capital Corporation ("Janus")
- JPVF Small Company Portfolio: Lord, Abbett & Co. ("Lord Abbett")
- JPVF Growth Portfolio: Strong Capital Management, Inc. ("Strong")
- JPVF Value Portfolio: Credit Suisse Asset Management, LLC ("Credit Suisse")
- JPVF Balanced Portfolio: Janus
- JPVF High Yield Bond: MFS
- JPVF Money Market Portfolio: MFS
- JPVF S&P 500 Index Portfolio: Barclays Global Fund Advisors ("Barclays")

Fidelity Variable Insurance Products Fund—Fidelity Management & Research Company ("FMR")

Fidelity Variable Insurance Products Fund II—FMR

MFS Variable Insurance Trust—Massachusetts Financial Services Company ("MFS")

Oppenheimer Variable Account Funds—OppenheimerFunds, Inc. ("Oppenheimer")

Franklin Templeton Variable Insurance Products Trust—Templeton Investment Counsel, Inc. ("TICI")

▶MIXED AND SHARED FUNDING; CONFLICTS OF INTEREST

Shares of the Funds are available to insurance company separate accounts which fund variable annuity contracts and variable life insurance policies, including the Policy described in this Prospectus. Because Fund shares are offered to separate accounts of both affiliated and unaffiliated insurance companies, it is conceivable that, in the future, it may not be advantageous for variable life insurance separate accounts and variable annuity separate accounts to invest in these Funds simultaneously, since the interests of such Policyowners or contractholders may differ. Although neither we nor the Funds currently foresees any such disadvantages either to variable life insurance or to variable annuity Policyowners, each Fund's Board of Trustees/Directors has agreed to monitor events in order to identify any material irreconcilable conflicts which may possibly arise and to determine what action, if any, should be taken in response thereto. If such a conflict were to occur, one of the separate accounts might withdraw its investment in a Fund. This might force that Fund to sell portfolio securities at disadvantageous prices.

▶FUND ADDITIONS, DELETIONS OR SUBSTITUTIONS

We reserve the right, subject to compliance with appropriate state and federal laws, to add, delete or substitute shares of another Portfolio or Fund for Portfolio share already purchased or to be purchased in the future for the Division in connection with the Policy. We may substitute shares of one Portfolio for shares of another Portfolio if, among other things, (a) it is determined that a Portfolio no longer suits the purpose of the Policy due to a change in its investment objectives or restrictions; (b) the shares of a Portfolio are no longer available for investment; or (c) in our view, it has become inappropriate to continue investing in the shares of the Portfolio. Substitution may be made with respect to both existing investments and the investment of any future premium payments. However, no substitution, addition or deletion of securities will be made without prior notice to Policyowners, and without prior approval of the SEC or such other regulatory authorities as may be necessary, all to the extent required and permitted by the Investment Company Act of 1940 or other applicable law.

We also reserve the right to make the following changes in the operation of the Separate Account and the Divisions;

(a) to operate the Separate Account in any form permitted by law;

(b) to take any action necessary to comply with applicable law or obtain and continue any exemption from applicable laws;

(c) to transfer assets from one Division to another, or from any Division to our general account;

(d) to add, combine, or remove Divisions in the Separate Account;

(e) to assess a charge for taxes attributable to the operation of the Separate Account or for other taxes, described in "Charges and Fees—Other Charges"; and

(f) to change the way we assess other charges, as long as the total other charges do not exceed the amount currently charged the Separate Account and the Portfolios in connection with the Policies.

Portfolio shares are subject to certain investment restrictions which may not be changed without the approval of the majority of the Portfolios' shareholders. See accompanying Prospectus for the Funds.

▶GENERAL ACCOUNT

Interests in the General Account have not been registered with the SEC in reliance upon exemptions under the Securities Act of 1933, as amended, and the General Account has not been registered as an investment company under the 1940 Act. However, disclosure in this Prospectus regarding the General Account may be subject to certain generally applicable provisions of the federal securities laws relating to the accuracy and completeness of the statements. Disclosure in this Prospectus relating to the Fixed Account has not been reviewed by the SEC.

The General Account is a fixed funding option available under the Policy. We guarantee a minimum interest rate of 4.5% on amounts in the General Account and assume the risk of investment gain or loss. The investment gain or loss of the Separate Account or any of the Funds does not affect the General Account Value.

The General Account is secured by our general assets. Our general assets include all Company assets other than those held in separate accounts sponsored by us or our affiliates. We will invest the assets of the General Account in those assets we choose, as allowed by applicable law. We will allocate investment income of such General Account assets between ourself and those policies participating in the General Account.

We guarantee that, at any time, the General Account Value of your Policy will not be less than the amount of the Net Premiums allocated to the General Account, plus interest at an annual rate of not less than 4.5%, less the amount of any Withdrawals, Policy Loans or Monthly Deductions.

If you do not accept the Policy issued as applied for or you exercise your "free look" option, no interest will be credited and we will retain any interest earned on the Initial Net Premium.

policy choices

▶GENERAL

The Policy is designed to provide the Insured with lifetime insurance protection and to provide you with flexibility in amount and frequency of premium payments and level of life insurance proceeds payable under the Policy. It provides life insurance coverage with a Death Benefit payable to a named beneficiary or contingent beneficiary. You are not required to pay scheduled premiums to keep the Policy in force and you may, subject to certain limitations, vary the frequency and amount of premium payments. You may also adjust the level of life insurance payable under the Policy without having to purchase a new Policy by increasing or decreasing the Specified Amount.

To purchase a Policy, you must complete an application and submit it to us through the agent selling the Policy. You must furnish satisfactory evidence of insurability. We will generally not issue Policies to insure persons older than age 80. For ages 15 and over, each Insured's smoking status is reflected in the current cost of insurance rates. Policies issued in certain States will not directly reflect the Insured's sex in either the premium rates or the charges or values under the Policy. We may reject an application or premium or contest a Policy for any good reason.

The minimum Specified Amount at issue is $25,000. We reserve the right to revise our rules to specify

different minimum Specified Amounts at issue. We may reinsure all or a portion of the Policy.

▶PREMIUM PAYMENTS

The Policy is a flexible premium life insurance policy. This means that you may decide when to make premium payments and in what amounts. You must pay your premiums to us at our home office or through one of our authorized agents for forwarding to us. There is no fixed schedule of premium payments on the Policy either as to amount or frequency. You may determine, within certain limits, your own premium payment schedule. We will set forth the limits, which will include a minimum initial premium payment sufficient to keep the Policy in force for three months; they may also include limits on the total amount and frequency of payments in each policy year. No payment may be less than $25. In order to help you get the insurance benefits you desire, we will state a Planned Periodic Premium and Premium Frequency in the Policy. This premium will generally be based on your insurance needs and financial ability, the current financial climate, the Specified Amount of the Policy and the Insured's age, sex and risk class. You are not required to pay such premiums and failure to make any premium payment will not necessarily result in lapse of the Policy, so long as the Policy's Surrender Value is sufficient to pay the Monthly Deduction. Payment of the Planned Periodic Premiums will not guarantee that your Policy will remain in force. (See "Policy Lapse")

Premiums paid in excess of the Planned Periodic Premium or an increase in your Planned Periodic Premium may cause the Policy to be classified as a "Modified Endowment Contract" for federal income tax purposes. If at any time we receive a premium payment which would result in your Policy being deemed a modified endowment contract, we will refund the excess premium to you with interest within 60 days after the end of the Policy Year in which the premium was received. If, for any reason, we do not refund the excess premium within 60 days after the end of such Policy Year, the excess premium will be held in a separate deposit fund and credited with interest until refunded to you. The interest rate used on any refund, or credited to the separate deposit fund created by this provision, will be the excess premium's pro rata rate of return on the Contract until the date we notify you that the excess premium and the earnings on such excess premium have been removed from the Policy. After the date of such notice, the interest rate paid on the separate deposit fund will be such rate as we may declare from time to time on advance premium deposit funds. You may be notified of other options available to you. You also may choose to have the Policy be deemed a modified endowment contract and, if so, we will not refund the excess premium. (See—"Tax Matters").

Section 7702 of the Code includes a definition of life insurance for tax purposes. These rules place limits on premiums and on the relationship between the Death Benefit and the Accumulation Value. If you pay a premium which would result in total premiums exceeding the current maximum premium limitations, we will refund the premium to you with interest within 60 days after the end of the Policy Year in which the premium was received. If, for any reason, we do not refund the excess premium within such 60-day period, the excess premium will be held in a separate deposit fund and credited with interest until we refund it to you. The interest rate used on any refund, or credited to the separate deposit fund created by this provision, will be the excess premium's pro rata rate of return on the Contract until the date we notify you that the excess premium and the earnings on such excess premium have been removed from the Policy. After the date of such notice, the interest rate paid on the separate deposit fund will be such rate as we may declare from time to time on advance premium deposit funds. We will accept no further premium payments until allowed by the current maximum premium limitations required by the Code. We also reserve the right to refuse to make any change in the Specified Amount or the Death Benefit Option or any other change if such change would cause the Policy to fail to qualify as life insurance under the Code.

Under limited circumstances, we may backdate a Policy, upon request, by assigning a Policy Date earlier than the date the application is signed but no earlier than six months prior to state approval of the Policy. Backdating may be desirable, for example, so that you can purchase a particular Policy Specified Amount for lower Cost of Insurance Rate based on a younger insurance age. For a backdated Policy, you must pay the premium for the period between the Policy Date and the date we receive the application at the Home Office. Backdating of

your Policy will not affect the date on which your premium payments are credited to the Separate Account.

We will allocate premium payments, net of the premium tax charge, plus interest earned prior to the Allocation Date, among the General Account and the divisions of the Separate Account in accordance with your directions to us. The minimum percentage of any net premium payment allocated to any division or the General Account is 5% and allocation percentages must be in whole numbers only. We will allocate your initial premium (including any interest), as you instructed, on the Allocation Date. We will allocate your subsequent premiums as of the date they are received in our Home Office. Prior to the Allocation Date, we will allocate the initial net premium, and any other premiums received, to the General Account. (See "Right of Policy Examination")

You may change your premium allocation instructions at any time. Your request may be written or by telephone, so long as the proper telephone authorization is on file with us. Allocations must be changed in whole percentages. The change will be effective as of the date of the next premium payment after you notify us. We will send you confirmation of the change. (See "Transfers and Allocations to Funding Options")

▶DEATH BENEFIT OPTIONS

At the time of purchase, you must choose between the two available Death Benefit Options. The amount payable under the Policy will depend upon which Death Benefit Option you choose.

Under **Option 1** the Death Benefit will be the greater of the current Specified Amount or the Accumulation Value on the date of death multiplied by the corridor percentage, as described below.

Under **Option 2** the Death Benefit will be the current Specified Amount plus the Accumulation Value on the date of death.

The corridor percentage depends upon the Insured's attained age on the date of death and is used to determine a minimum ratio of Death Benefit to Accumulation Value. This is required to qualify the Policy as life insurance under the federal tax laws.

Under both Option 1 and Option 2, the Death Benefit will be reduced by a Withdrawal. (See "Withdrawals") The Death Benefit payable under either Option will also be reduced by the amount necessary to repay the Policy Debt in full and, if the Policy is within the Grace Period, any payment required to keep the Policy in force.

After we issue the Policy, you may, subject to certain restrictions, change the Death Benefit selection from Option 1 to Option 2, or vice versa, by sending us a request in writing. If you change the Death Benefit option from Option 2 to Option 1, the Specified Amount will be increased by the Policy's Accumulation Value on the effective date of the change. If you change the Death Benefit option from Option 1 to Option 2, the Specified Amount will be decreased by the Policy's Accumulation Value on the effective date of the change. We will require evidence of insurability on a request for a change from Option 1 to Option 2. We will not permit a change in the Death Benefit Option if the change would result in a Specified Amount which is less than the minimum Specified Amount of $25,000.

▶TRANSFERS AND ALLOCATIONS TO FUNDING OPTIONS

You may transfer all or part of the Accumulation Value to any other Portfolio or to the General Account at any time. You must transfer a minimum of $250 each time. We currently permit 12 transfers per year without imposing any transfer charge. For transfers over 12 in any Policy Year, we may impose a transfer charge of the lesser of $25 or 10% of the amount transferred, which we will deduct on a pro rata basis from the Division or Divisions or the General Account into which the amount is transferred, unless you specify otherwise. We will not impose a Transfer Charge on the transfer of the initial Net Premium payments, plus interest earned, from the General Account to the Divisions on the Allocation Date, or on loan repayments. We will not impose a Transfer Charge for transfers under the Dollar Cost Averaging or Portfolio Rebalancing features. You may currently make up to 20 transfers per Policy Year. We reserve the right to modify transfer privileges and charges.

You may at any time transfer 100% of the Policy's Accumulation Value to the General Account and choose to have all future premium payments allocated to the General Account. While you are doing this, the minimum period the Policy will be in force will be fixed and guaranteed. The minimum period will depend on the amount of Accumulation Value, the Specified Amount, the sex, Attained Age

and rating class of the Insured at the time of transfer. The minimum period will decrease if you choose to increase the Specified Amount, surrender the Policy or make a withdrawal. The minimum period will increase if you choose to decrease the Specified Amount, make additional premium payments, or we credit a higher interest rate than that guaranteed for the General Account, or charge.

We will not impose a transfer charge for a transfer of all Accumulation Value in the Separate Account to the General Account. Transfers from the General Account to the Divisions of the Separate Account will be subject to the transfer charge unless they are one of the first 12 transfers in a Policy Year and except for the transfer of initial net premium payments, plus interest earned, from the General Account, loan repayments or transfers in connection with the Dollar Cost Averaging or Portfolio Rebalancing programs.

We reserve the right to refuse or restrict transfers made by third-party agents on behalf of Policyowners or pursuant to market timing services when we determine that such transfers will be detrimental to the Portfolios, Policyowners or you.

▶TELEPHONE TRANSFERS, LOANS AND REALLOCATIONS

You, your authorized representative or a member of his/her administrative staff may request a transfer of Accumulation Value or reallocation of premiums (including allocation changes relating to existing Dollar Cost Averaging and Automatic Portfolio Rebalancing programs) either in writing or by telephone. In order to make telephone transfers, you must complete a written telephone transfer authorization form and return it to us at our Home Office. All transfers must be in accordance with the terms of the Policy. If the transfer instructions are not in good order, we will not execute the transfer and you will be notified.

We may also permit loans to be made by telephone, provided that your authorization form is on file with us. Only you may request loans by telephone.

We will use reasonable procedures, such as requiring identifying information from callers, recording telephone instructions, and providing written confirmation of transactions, in order to confirm that telephone instructions are genuine. Any telephone instructions which we reasonably believe to be genuine will be your responsibility, including losses arising from any errors in the communication of instructions. As a result of this procedure, you will bear the risk of loss. If we do not use reasonable procedures, as described above, we may be liable for losses due to unauthorized instructions.

▶AUTOMATED TRANSFERS (DOLLAR COST AVERAGING AND PORTFOLIO REBALANCING)

Dollar Cost Averaging describes a system of investing a uniform sum of money at regular intervals over an extended period of time. Dollar Cost Averaging is based on the economic fact that buying a security with a constant sum of money at fixed intervals results in acquiring more of the item when prices are low and less of it when prices are high.

You may establish automated transfers of a specific dollar amount (the "Periodic Transfer Amount") on a monthly, quarterly or semi-annual basis from the Money Market Division or the General Account to any other Portfolio or to the General Account. You must have a minimum of $3,000 allocated to either the Money Market Division or the General Account in order to enroll in the Dollar Cost Averaging program. The minimum Periodic Transfer Amount is $250. A minimum of 5% of the Periodic Transfer Amount must be transferred to any specified Division. There is no additional charge for the program. You may start or stop participation in the Dollar Cost Averaging program at any time, but you must give the us at least 30 days' notice to change any automated transfer instructions that are currently in place. We reserve the right to suspend or modify automated transfer privileges at any time.

You may elect an Automatic Portfolio Rebalancing feature which provides a method for reestablishing fixed proportions between various types of investments on a systematic basis. Under this feature, we will automatically readjust the allocation between the Divisions and the General Account to the desired allocation, subject to a minimum of 5% per Division or General Account, on a quarterly, semi-annual or annual basis.

You may not elect Dollar Cost Averaging and Automatic Portfolio Rebalancing at the same time. We will make transfers and adjustments pursuant to these features on the Policy's Monthly Anniversary Date in the month when the transaction is to take

place, or the next succeeding business day if the Monthly Anniversary Date falls on a holiday or weekend. We must have an authorization form on file before either feature may begin. Transfers under these features and not subject to the transfer fee and do not count toward the 12 free transfers or the 20 transfer maximum currently allowed per year.

Before participating in the Dollar Cost Averaging or Automatic Portfolio Rebalancing programs, you should consider the risks involved in switching between investments available under the Policy. Dollar Cost Averaging requires regular investments regardless of fluctuating price levels, and does not guarantee profits or prevent losses. Automatic Portfolio Rebalancing is consistent with maintaining your allocation of investments among market segments, although it is accomplished by reducing your Accumulation Value allocated to the better performing segments. Therefore, you should carefully consider market conditions and each Fund's investment policies and related risks before electing to participate in the Dollar Cost Averaging Program.

policy values

▶ACCUMULATION VALUE

The Accumulation Value of your Policy is determined on a daily basis. Accumulation Value is the sum of the values in the Divisions plus the value in the General Account. We calculate your Policy's Accumulation Value in the Divisions by units and unit values under the Policies. Your Policy's Accumulation Value will reflect the investment experience of the Divisions investing in the Portfolios, any additional Net Premiums paid, any withdrawals, any Policy Debt, and any charges assessed in connection with the Policy. We do not guarantee Accumulation Values in the Separate Account as to dollar amount.

On the Allocation Date, the Accumulation Value in the Separate Account (the "Separate Account Value") equals the initial premium payments, less the State Premium Tax Charge, plus interest earned prior to the Allocation Date, and less the Monthly Deduction for the first policy month. We will establish the initial number of units credited to the Separate Account for your Policy on the Allocation Date. At the end of each Valuation Period thereafter, the Accumulation Value in a Division is:

(i) the Accumulation Value in the Division on the preceding Valuation Date multiplied by the net investment factor, described below, for the current Valuation Period, **plus**

(ii) any Net Premium we receive during the current Valuation Period which is allocated to the Division, **plus**

(iii) all Accumulation Value transferred to the Division from another Division or the General Account during the current Valuation Period, minus

(iv) the Accumulation Value transferred from the Division to another Division or the General Account and Accumulation Value transferred to secure a Policy Debt during the current Valuation Period, **minus**

(v) all withdrawals from the Division during the current Valuation Period.

Whenever a Valuation Period includes the Monthly Anniversary Date, the Separate Account Value at the end of such period is reduced by the portion of the monthly deduction allocated to the Divisions.

▶UNIT VALUES

We credit Units to you upon allocation of Net Premiums to a Division. Each Net Premium payment you allocate to a Division will increase the number of units in that Division. We credit both full and fractional units. We determine the number of units and fractional units by dividing the Net Premium payment by the unit value of the Division to which you have allocated the payment. We determine each Division's unit value on each Valuation Date. The number of units credited to your Policy will not change because of subsequent changes in unit value. The number is increased by subsequent contributions or transfers allocated to a Division, and decreased by charges and withdrawals from that Division. The dollar value of each Division's units will vary depending on the investment performance of the corresponding Portfolio, as well as any expenses charged directly to the Separate Account.

The initial Unit Value of each Division's units was $10.00. Thereafter, the Unit Value of a Division on any Valuation Date is calculated by multiplying the

Division's Unit Value on the previous Valuation Date by the Net Investment Factor for the Valuation Period then ended.

NET INVESTMENT FACTOR

The Net Investment Factor measures each Division's investment experience and is used to determine changes in Unit Value from one Valuation Period to the next. We calculate the Net Investment Factor by dividing (1) by (2) and subtracting (3) from the result, where:

(1) is the sum of:

(a) the Net Asset Value of a Fund share held in the Separate Account for that Division determined at the end of the current Valuation Period; plus

(b) the per share amount of any dividend or capital gain distributions made for shares held in the Separate Account for that Division if the ex-dividend date occurs during the Valuation Period;

(2) is the Net Asset Value of a Fund share held in the Separate Account for that Division determined as of the end of the preceding Valuation Period; and

(3) is the daily charge no greater than .0024657% for policy years 1 through 10 and .0017808% for policy years 11 and thereafter, representing the Mortality & Expense Risk Charge. This charge is equal, on an annual basis, to .90% (Policy Years 1 through 10) and .65% (Policy Years 11 and thereafter) of the daily Net Asset Value of Fund shares held in the Separate Account for that Division.

Because the Net Investment Factor may be greater than, less than or equal to 1, values in a Division may increase or decrease from Valuation Period to Valuation Period.

The General Account Value reflects amounts allocated to the General Account through payment of premiums or transfers from the Separate Account, plus interest credited to those amounts. Amounts allocated to the General Account, and interest thereon, are guaranteed; however there is no assurance that the Separate Account Value of the Policy will equal or exceed the Net Premiums paid and allocated to the Separate Account.

We will advise you at least annually as to the number of Units which remain credited to the Policy, the current Unit Values, the Separate Account Value, the General Account Value, and the Accumulation Value.

SURRENDER VALUE

The Surrender Value of the Policy is the amount you can receive in cash by surrendering the Policy. The Surrender Value will equal (a) the Accumulation Value on the date of surrender; less (b) the Surrender Charge; less (c) the Policy Debt. (See Charges Deducted Upon Surrender)

policy rights

SURRENDERS

By written request, you may surrender the Policy for its Surrender Value at any time while the Insured is alive. All insurance coverage under the Policy will end on the date of the Surrender. All or part of the Surrender Value may be applied to one or more of the Settlement Options described in this Prospectus or in any manner to which we agree and that we make available. (See Right to Defer Payment, Policy Settlement and Payment of Benefits)

WITHDRAWALS

By Written Request, you may, at any time after the expiration of the Free Look Period, make withdrawals from the Policy. We will deduct a charge equal to the lesser or $25 or 2% of the amount of the withdrawal from the amount of the Cash Value which you withdraw. The minimum amount of any withdrawal after the charge is applied is $500. The amount you withdraw cannot exceed the Cash Value less any Policy Debt. We will also deduct a pro rata Surrender Charge unless the withdrawal is combined with a request to maintain or increase the Specified Amount.

Withdrawals will generally affect the Policy's Accumulation Value, Cash Value and the life insurance proceeds payable under the Policy as follows.

- The Policy's Cash Value will be reduced by the amount of the withdrawal;

- The Policy's Accumulation Value will be reduced by the amount of the withdrawal plus any applicable pro rata Surrender Charge;
- Life insurance proceeds payable under the Policy will generally be reduced by the amount of the withdrawal plus any applicable pro rata Surrender Charge, unless the withdrawal is combined with a request to maintain the Specified Amount.

The withdrawal will reduce the Policy's values as described in the "Charges Deducted Upon Surrender" section.

If the Death Benefit Option for the Policy is Option 1, a withdrawal will reduce the Specified Amount. However, we will not allow a withdrawal if the Specified Amount will be reduced below the $10,000.

If the Death Benefit Option for the Policy is Option 2, a withdrawal will reduce the Accumulation Value, usually resulting in a dollar-for-dollar reduction in the life insurance proceeds payable under the Policy.

You may allocate a withdrawal among the Divisions and the General Account. If you do not make such an allocation, we will allocate the withdrawal among the Divisions and the General Account in the same proportion that the Accumulation Value in each Division and the General Account Value, less any Policy Debt, bears to the total Accumulation Value of the Policy, less any Policy Debt. (See Right to Defer Payment, Policy Changes and Payment of Benefits)

►GRACE PERIOD

If your Policy's Surrender Value is insufficient to satisfy the Monthly Deduction, your Policy will go into lapse pending status. We will allow you 61 days of grace for payment of an amount sufficient to continue coverage. This amount must be sufficient in amount, after the deduction of the premium tax charge, to cover the monthly deductions for at least three policy months.

We will mail written notice to your last known address, according to our records, not less than 61 days before termination of the Policy. We will also mail this notice to the last known address of any assignee of record.

The Policy will stay in force during the Grace Period. If the Insured dies during the Grace Period, we will reduce the Death Benefit by the amount of any Monthly Deduction due and the amount of any outstanding Policy Debt.

If payment is not made within 61 days after the Monthly Anniversary Day, the Policy will terminate without value at the end of the Grace Period.

►REINSTATEMENT OF A LAPSED POLICY

If the Policy terminates as provided in its Grace Period, you may reinstate it. To reinstate the Policy, the following conditions must be met:

- The Policy has not been fully surrendered.
- You must apply for reinstatement within 5 years after the date of termination.
- We must receive evidence of insurability satisfactory to us.
- The premium payment you make must be sufficient, after deduction of the premium tax charge, to cover the monthly deductions for three policy months after the reinstatement date.
- If a loan was outstanding at the time of lapse, we will require that either you repay or reinstate the loan before we reinstate the Policy.

Supplemental Benefits will be reinstated only with our consent. (See Grace Period and Premium Payments)

►RIGHT TO DEFER PAYMENT

Payments of any Separate Account Value will be made within 7 days after our receipt of your Written Request. However, we reserve the right to suspend or postpone the date of any payment of any benefit or values for any Valuation Period (1) when the New York Stock Exchange is closed (except holidays or weekends); (2) when trading on the Exchange is restricted; (3) when an emergency exists as determined by the SEC so that disposal of the securities held in the Funds is not reasonably practicable or it is not reasonably practicable to determine the value of the Funds' net assets; or (4) during any other period when the SEC, by order, so permits for the protection of security holders. For payment from the Separate Account in such instances, we may defer payment of Full Surrender and Withdrawal Values, any Death Benefit in excess of the current Specified Amount, transfers and any portion of the Loan Value.

Payment of any General Account value may be deferred for up to six months, except when used to pay amounts due us.

▶POLICY LOANS

We will grant loans at any time after the first policy anniversary using the Policy as security for the loan. The amount of the loan will not be more than the Loan Value. Unless otherwise required by state law, the Loan Value for this Policy is 90% of Cash Value at the end of the Valuation Period during which the loan request is received. The maximum amount you can borrow at any time is the Loan Value reduced by any outstanding Policy Debt. Loans have priority over the claims of any assignee or any other person.

We will usually disburse loan proceeds within seven days from the Date of Receipt of a loan request, although we reserve the right to postpone payments under certain circumstances. See "Right to Defer Payment". We may, in our sole discretion, allow you to make loans by telephone if you have filed a proper telephone authorization form with us. So long as your Policy is in force and an Insured is living, you may repay your loan in whole or in part at any time without penalty.

Accumulation Value equal to the loan amount will be maintained in the General Account to secure the loan. You may allocate a policy loan among the Divisions of the Separate Account and the existing General Account value that is not already allocated to secure a Policy Loan, and we will transfer Separate Account Value as you have indicated. If you do not make this allocation, the loan will be allocated among the Divisions and the General Account in the same proportion that the Accumulation Value in each Division and the Accumulation Value in the General Account less Policy Debt bears to the total Accumulation Value of the Policy, less Policy Debt, on the date of the loan. We will make a similar allocation for unpaid loan interest due. A policy loan removes Accumulation Value from the investment experience of the Separate Account, which will have a permanent effect on the Accumulation Value and Death Benefit even if the loan is repaid. General Account value equal to Policy Debt will accrue interest daily at the lesser of an annual rate of 6% or the interest rate currently credited to the General Account.

We will charge interest on any outstanding Policy Debt. The maximum interest rate is 8% compounded annually. There are two types of loans available. A Type A loan is charged the same interest rate as the interest credited to the amount of the Accumulation Value held in the General Account to secure loans. The amount available at any time for a Type A loan is the maximum loan amount, less the Guideline Single Premium at issue, as set forth in the Code, less any outstanding Type A loans. Any other loans are Type B loans. A Type B loan is charged the prevailing interest rate, but not more than the maximum. One loan request can result in both a Type A and a Type B loan. A loan request will first be granted as a Type A loan, to the extent available, and then as a Type B loan. Once a loan is granted, it remains a Type A or Type B loan until it is repaid. Interest is due and payable at the end of each Policy Year and any unpaid interest due becomes loan principal. Increases in the Specified Amount will affect the amount available for a Type A loan; however, decreases in the Specified Amount will have no effect on the amount available.

In the future, we may charge lower interest rates on policy loans. If the loan interest rate is less than 8%, we can increase the rate once each policy year by a maximum of 1%. We will notify you and any assignee of record of any change in the interest rate at least 30 days before the effective date of the increase.

If Policy Debt exceeds Cash Value, we will notify you and any assignee of record. You must make a payment within 61 days from the date Policy Debt exceeds Cash Value or the Policy will lapse and terminate without value (See "Grace Period"). If this happens, you may be taxed on the total appreciation under the Policy. However, you may reinstate the Policy, subject to proof of insurability and payment of a reinstatement premium. See "Reinstatement of a Lapsed Policy".

You may repay the Policy Debt, in whole or in part, at any time during the Insured's life, so long as the Policy is in force. The amount necessary to repay all Policy Debt in full will include any accrued interest. If there is any Policy Debt, we will apply payments received from you as follows: we will apply premium payments in the amount of the Planned Periodic Premium, received at the Premium Frequency, as premium unless you specifically designate the payment as a loan repayment. We will apply premium payments in excess of the Planned Periodic Premium or premium payments received other than at the Premium Frequency, first as policy loan repayments, then as premium when you have repaid the Policy Debt. If you have both a Type A and a Type B loan, we will apply repayments first to the Type B loan and then to the Type A loan.

Upon repayment of all or part of the Policy Debt, we will transfer the Policy's Accumulation Value securing the repaid portion of the debt in the General Account to the Divisions and the General Account in the same proportion in which the loan was taken.

An outstanding loan amount will decrease the Surrender Value available under the Policy. For example, if a Policy has a Surrender Value of $10,000, you may take a loan of 90% or $9,000, leaving a new Surrender Value of $1,000. If a loan is not repaid, the decrease in the Surrender Value could cause the Policy to lapse. In addition, the

Death Benefit will be decreased because of an outstanding Policy Loan. Furthermore, even if you repay the loan, the amount of the Death Benefit and the Policy's Surrender Value may be permanently affected since the Loan Value is not credited with the investment experience of the Funds.

▶POLICY CHANGES

You may make changes to your Policy, as described below, by submitting a Written Request to our Home Office. Supplemental Policy specification pages and/or a notice confirming the change will be sent to you once the change is completed.

Increase or Decrease in Specified Amount

You may increase the Specified Amount at any time after the Policy has been issued or you may decrease the Specified Amount after the first Policy Year, so long as you are under attained age 85, and you send us a written request along with the Policy. However:

- ◆ Any increase or decrease must be at least $25,000
- ◆ Any increase or decrease will affect your cost of insurance charge
- ◆ Any increase or decrease may affect the monthly deduction adjustment
- ◆ Any increase will affect the amount available for a Type A loan, but a decrease will not have any such effect
- ◆ Any increase will require a supplemental application and satisfactory evidence of insurability
- ◆ Any increase will be effective on the Monthly Anniversary Date after the Date of Receipt of the request
- ◆ Any decrease will first apply to coverage provided by the most recent increase, then to the next most recent, and so on, and finally to the coverage under the original application
- ◆ Any decrease may result in federal tax implications under DEFRA/TAMRA (See "Federal Tax Matters")

▶CHANGE IN DEATH BENEFIT OPTION

Any change in the Death Benefit Option is subject to the following conditions:

- ◆ The change will take effect on the Monthly Deduction Day on or next following the date on which your Written Request is received.
- ◆ There will be no change in the Surrender Charge.
- ◆ Evidence of insurability may be required.
- ◆ Changes from Option 1 to 2 will be allowed at any time while this Policy is in force, subject to evidence of insurability satisfactory to us. The Specified Amount will be reduced to equal the Specified Amount less the Accumulation Value at the time of the change.
- ◆ Changes from Option 2 to 1 will be allowed at any time while this Policy is in force. The new Specified Amount will be increased to equal the Specified Amount plus the Accumulation Value as of the date of the change.

(See Surrender Charge and Right of Policy Examination)

▶RIGHT OF POLICY EXAMINATION ("FREE LOOK PERIOD")

The Policy has a free look period during which you may examine the Policy. If for any reason you are dissatisfied, you may return the Policy to us at our Home Office or to our representative within 10 days of delivery of the Policy to you (or within a different period if required by State law), within 45 days of the date you signed the application for insurance, or within 10 days after mailing or personal delivery of the Right of Withdrawal, whichever is later. Return the Policy to Jefferson Pilot LifeAmerica Insurance Company at One Granite Place, Concord, New Hampshire 03301. Upon its return, the Policy will be deemed void from its beginning. We will return to you within seven days all payments we received on the Policy. Prior to the Allocation Date, we will hold the initial Net Premium in our General Account. We will retain any interest earned if the Free Look right is exercised, unless otherwise required by State law.

▶SUPPLEMENTAL BENEFITS

The supplemental benefits currently available as riders to the Policy include the following:

- ◆ **Children's Term Insurance Rider**—provides increments of level term insurance on the Insured's children, subject to the terms of the rider.
- ◆ **Guaranteed Insurability Rider**—provides that the Insured can purchase additional insurance at certain future dates, or increase the Specified Amount, without evidence of insurability, subject to the terms of the rider.
- ◆ **Accidental Death Benefit Rider**—provides additional insurance if the Insured's death results from an accident, as defined in the rider.
- ◆ **Guaranteed Death Benefit Rider**—guarantees that the Policy will stay in force during the guarantee period specified in the rider with a Death Benefit equal to the Specified Amount, subject to the terms of the rider.
- ◆ **Waiver of Specified Premium Rider**—provides for payment by us of a specified monthly premium into the Policy while you are disabled, as defined in the rider.
- ◆ **Exchange of Insured Rider**—allows you to exchange the Policy for a reissued policy on the life of a substitute insured, subject to the terms of the rider.
- ◆ **Terminal Illness Accelerated Benefit Rider**—provides for an advance of up to 50% of a policy's eligible death benefit subject to a maximum of $250,000 per insured with a medical determination of terminal illness, subject to the terms of the rider.
- ◆ **Other Insured Term Rider**—provides increments of level terms insurance on the life of an insured other than the Insured under the Policy, subject to the terms of the rider.
- ◆ **Primary Insured Term Rider**—provides increments of level term insurance on the Insured's life, subject to the terms of the rider.

Other riders for supplemental benefits may become available under the Policy from time to time. The charges for each of these riders are illustrated in your Policy.

death benefit

The Death Benefit under the Policy will be paid in a lump sum unless you or the beneficiary have elected that they be paid under one or more of the available Settlement Options.

Payment of the Death Benefit may be delayed if the Policy is being contested. you may elect a Settlement Option for the beneficiary and deem it irrevocable. you may revoke or change a prior election. The beneficiary may make or change an election within 90 days of the Insured's death, unless you have made an irrevocable election.

All or part of the Death Benefit may be applied under one of the Settlement Options, or such options as we may choose to make available in the future.

If the Policy is assigned as collateral security, we will pay any amount due the assignee in a lump sum. Any excess Death Benefit due will be paid as elected.

(See "Right to Defer Payment" and "Policy Settlement")

policy settlement

We will pay proceeds in whole or in part in the form of a lump sum of the Settlement Options available under the Policy upon the death of the Insured or upon Surrender or upon maturity.

You may make a Written Request may be made to elect, change or revoke a Settlement Option before payments begin under any Settlement Option. This request will take effect upon its filing at our Home Office. If you have not elected a Settlement Option when the Death Benefit becomes payable to the beneficiary, that beneficiary may make the election.

▶SETTLEMENT OPTIONS

The following Settlement Options are available under the Policy:

Option A—Installments of a specified amount. Payments of an agreed amount to be made monthly until the proceeds and interest are exhausted.

Option B—Installments for a specified period. Payments to be made monthly for an agreed number of years.

Option C—Life Income. Payments to be made each month for the lifetime of the payee. We guarantee that payments will be made for a minimum of 10, 15 or 20 years, as agreed upon.

Option D—Interest. We will pay interest on the proceeds we hold, calculated at the compound rate of 3% per year. We will make interest payments at 12, 6, 3 or 1 month intervals.

Option E—Interest: Retained Asset Account (Performance Plus Account). We will pay interest on the proceeds we hold, based on the floating 13 week U.S. Treasury Bill rate fixed quarterly. The payee can write checks against such account at any time and in any amount up to the total in the account. The checks must be for a minimum of $250.

The interest rate for Options A, B and D will not be less than 3% per year. The interest rate for Option C will not be less that 2.5% per year. The interest rate for Option E will not be less than 2% per year.

Unless otherwise stated in the election of any option, the payee of the policy benefits shall have the right to receive the withdrawal value under that option. For Options A, D and E, the withdrawal value shall be any unpaid balance of proceeds plus accrued interest. For Option B, the withdrawal value shall be the commuted value of the remaining payments. We will calculate this withdrawal value on the same basis as the original payments. For Option C, the withdrawal value will be the commuted value of any remaining guaranteed payments. If the payee is alive at the end of the guarantee period, we will resume the payment on that date. The payment will then continue for the lifetime of the payee.

If the payee of policy benefits dies before the proceeds are exhausted or the prescribed payments made, a final payment will be made in one sum to the estate of the last surviving payee. The amount to be paid will be calculated as described for the applicable option in the Withdrawal Value provision of the Policy.

An option may be made only if proceeds are $25,000 or more. We reserve the right to change payment intervals to increase payments to $250 each.

Calculation of Settlement Option Values

The value of the Settlement Options will be calculated as set forth in the Policy.

the company

Jefferson Pilot LifeAmerica Insurance Company ("JP LifeAmerica" or "the Company") is a stock life insurance company chartered in 1897 in New Jersey. Prior to May 1, 1998, JP LifeAmerica was known as Chubb Colonial Life Insurance Company. JP LifeAmerica is a wholly-owned subsidiary of Jefferson Pilot Financial Insurance Company ("JP Financial"), a New Hampshire life insurance company. Effective April 30, 1997, JP Financial, formerly a wholly-owned subsidiary of The Chubb Corporation, became a wholly-owned subsidiary of Jefferson-Pilot Corporation, a North Carolina corporation. The principal offices of Jefferson-Pilot Corporation are located at 100 North Greene Street, Greensboro, North Carolina 27401; its telephone number is 336-691-3000. JP LifeAmerica's service center is located at One Granite Place, Concord, New Hampshire 03301; its telephone number is 800-258-3648.

The Company is licensed to do life insurance business in forty-nine states of the United States, Puerto Rico, the U.S. Virgin Islands, Guam and in the District of Columbia.

At December 31, 1999, JP LifeAmerica had total assets of $542 million and had over $2.8 million of insurance in force, while total assets of Jefferson-Pilot Corporation and its subsidiaries (including JP LifeAmerica) were approximately $26.4 billion.

The Company writes individual life insurance and annuities. It is subject to New Jersey law governing insurance.

The Company is currently rated AAA (Superior) by Duff & Phelps, AAA (Superior) by Standard & Poor's Corporation and A by A.M. Best and Company. These ratings do not apply to JPF Separate Account B, but reflect the opinion of the rating companies as to the Company's relative financial strength and ability to meet its contractual obligations to its policyowners.

MANAGEMENT OF JP LIFEAMERICA

Executive Officers and Directors of JP LifeAmerica

Directors

Name	Principal Occupation and Business Address
Dennis R. Glass	Executive Vice President (also serves as Executive Vice President, Chief Financial Officer of Jefferson Pilot Financial Insurance Company and Jefferson-Pilot Life Insurance Company) 100 North Greene Street Greensboro, North Carolina 27401
Kenneth C. Mlekush	President (also serves as President of Jefferson Pilot Financial Insurance Company and Executive Vice President of Jefferson-Pilot Life Insurance Company) 100 North Greene Street Greensboro, North Carolina 27401
David A. Stonecipher	Chairman and Chief Executive Officer (also serves as Chairman and Chief Executive Officer of Jefferson Pilot Financial Insurance and President and Chief Executive Officer of Jefferson-Pilot Life Insurance Company) 100 North Greene Street Greensboro, North Carolina 27401

Executive Officers (Other Than Directors)

Name	Position
Charles C. Cornelio	Executive Vice President
Leslie L. Durland	Executive Vice President
John D. Hopkins	Executive Vice President, General Counsel
John C. Ingram	Executive Vice President
Reggie D. Adamson	Senior Vice President
Ronald R. Angarella	Senior Vice President
Charles P. Elam II	Senior Vice President, Annuity Actuary
Hal B. Phillips, Jr	Senior Vice President, Chief Life Actuary
Richard T. Stange	Senior Vice President, Deputy General Counsel
John W. Wells	Senior Vice President
James R. Abernathy	Vice President
H. Lusby Brown	Vice President
Margaret O. Cain	Vice President
Rebecca M. Clark	Vice President
Richard C. Dielensnyder	Vice President
Kenneth S. Dwyer	Vice President
Peter N. Ellinwood	Vice President
Ronald H. Emery	Vice President
James A. Hoffman II	Vice President, Associate General Counsel
Donald M. Kane	Vice President
Patrick A. Lang	Vice President

Name	Position
Shari J. Lease	Vice President
James E. MacDonald, Jr.	Vice President
Donna L. Metcalf	Vice President
Thomas E. Murphy, Jr. M.D.	Vice President, Medical Director
Robert A. Reed	Vice President, Secretary
James M. Sandelli	Vice President
Russell C. Simpson	Vice President, Treasurer
Francis A. Sutherland, Jr.	Vice President
John A. Thomas	Vice President
John A. Weston	Vice President
Robert H. Whalen	Vice President

The officers and employees of JP LifeAmerica who have access to the assets of Separate Account B are covered by a fidelity bond issued by American International Group in the amount of $20,000,000.

additional information

▶REPORTS TO POLICYOWNERS

We will maintain all records relating to the Separate Account. At least once in each Policy Year, we will send you an Annual Summary containing the following information:

1. A statement of the current Accumulation Value and Cash Value since the prior report or since the Issue Date, if there has been no prior report;

2. A statement of all premiums paid and all charges incurred;

3. The balance of outstanding Policy Loans for the previous calendar year;

4. Any reports required by the 1940 Act.

We will promptly mail confirmation notices at the time of the following transactions:

1. policy issue;
2. receipt of premium payments;
3. initial allocation among Divisions on the Allocation Date;
4. transfers among Divisions;
5. change of premium allocation;
6. change between Death Benefit Option 1 and Option 2;
7. increases or decreases in Specified Amount;
8. withdrawals, surrenders or loans;
9. receipt of loan repayments;
10. reinstatements; and
11. redemptions due to insufficient funds.

▶RIGHT TO INSTRUCT VOTING OF FUND SHARES

In accordance with our view of present applicable law, we will vote the shares of the Funds held in the Separate Account in accordance with instructions received from Policyowners having a voting interest in the Funds. Policyowners having such an interest will receive periodic reports relating to the Fund, proxy material and a form for giving voting instructions. The number of shares you have a right to vote will be determined as of a record date established by the Fund. The number of votes that you are entitled to direct with respect to a Fund will be determined by dividing your Policy's Accumulation Value in a Division by the net asset value per share of the corresponding Portfolio in which the Division invests. We will solicit your voting instructions by mail at least 14 days before any shareholders meeting.

We will cast the votes at meetings of the shareholders of the Fund and our votes will be based on instructions received from Policyowners. However, if the Investment Company Act of 1940 or any regulations thereunder should be amended or if the present interpretation should change, and as a result we determine that we are permitted to vote the shares of the Fund in our right, we may elect to do so.

We will vote Fund shares for which we do not receive timely instructions and Fund shares which

are not otherwise attributable to Policyowners in the same proportion as the voting instruction which we receive for all Policies participating in each Fund through the Separate Account.

▶DISREGARD OF VOTING INSTRUCTIONS

When required by state insurance regulatory authorities, we may disregard voting instructions if the instructions require that the shares be voted so as to cause a change in the sub-classification or investment objectives of a Fund or to approve or disapprove an investment advisory contract for a Fund. We may also disregard voting instructions initiated by a Policyowner in favor of changes in the investment policy or the investment adviser of the Fund if we reasonably disapprove of such changes.

We only disapprove a change if the proposed change is contrary to state law or prohibited by state regulatory authorities or if we determine that the change would have an adverse effect on the Separate Account if the proposed investment policy for a fund would result in overly speculative or unsound investments. In the event that we do disregard voting instructions, a summary of that action and the reasons for such action will be included in the next annual report to Policyowners.

▶STATE REGULATION

Jefferson Pilot LifeAmerica Insurance Company is governed under the laws of the state of New Jersey and is regulated and supervised by the New Jersey Insurance Commissioner. Periodically, the Commissioner examines the assets and liabilities of JP LifeAmerica and Separate Account B and verifies their adequacy. JP LifeAmerica is also subject to the New York insurance laws.

In addition, JP LifeAmerica is subject to the insurance laws and regulations of other states within which it is licensed to operate. Generally, the insurance department of any other state applies the laws of the state of domicile in determining permissible investments.

We will offer the Policy for sale in all jurisdictions where we are authorized to do business and where the Policy has been approved by the appropriate Insurance Department or regulatory authorities. Any significant variations from the information appearing in this Prospectus which are required due to individual state requirements are contained in endorsements to the Policy.

▶LEGAL MATTERS

We know of no material legal proceedings pending to which either the Separate Account or the Company is a party or which would materially affect the Separate Account. The legal validity of the securities described in the prospectus has been passed on by our Counsel. The law firm of Jorden Burt Boros Cicchetti Berenson & Johnson, 1025 Thomas Jefferson Street, Suite 400, East Lobby, Washington, DC 20007-5201, serve as our Special Counsel with regard to the federal securities laws.

▶THE REGISTRATION STATEMENT

We have filed a Registration Statement under the Securities Act of 1933 relating to the offering described in this Prospectus. This Prospectus does not include all of the information set forth in the Registration Statement, certain portions of which have been omitted pursuant to SEC rules and regulations. You should refer to the instrument as filed to obtain any omitted information.

▶FINANCIAL STATEMENTS

Our financial statements which are included in the Prospectus should be considered only as bearing on our ability to meet our obligations under the Policy. They should not be considered as bearing on the investment experience of the assets held in the Separate Account.

There has been no material adverse change in our financial position since the dates of the audited financial statements.

▶EMPLOYMENT BENEFIT PLANS

Employers and employee organizations should consider, in connection with counsel, the impact of Title VII of the Civil Rights Act of 1964 on the purchase of a policy in connection with an employment-related insurance or benefit plan. The U.S. Supreme Court held, in a 1983 decision, that, under Title VII, optional annuity benefits under a deferred compensation plan could not vary on the basis of sex.

▶DISTRIBUTION OF THE POLICY

Jefferson Pilot Variable Corporation (JPVC), a North Carolina corporation incorporated on January 13, 1970, will serve as principal underwriter of the securities offered under the Policy as defined by the federal securities laws. The Policy will be sold by

individuals who, in addition to being licensed as life insurance agents for us, are also registered representatives of broker-dealers who have entered into written sales agreements with JPVC. Any such broker-dealers will be registered with the SEC and will be members of the National Association of Securities Dealers, Inc. We may also offer and sell policies directly.

We will pay commissions under various schedules and accordingly commissions will vary with the form of schedule selected. In any event, commissions to registered representatives are not expected to exceed 90% of first year target premium and 4% of first year excess premium, and 4% of target premium for the second through fifteenth policy years for both renewals and excess premium. Compensation arrangements vary among broker-dealers. Override payments, expense allowances and bonuses based on specific production levels may be paid. Alternative Commission Schedules will reflect differences in up-front commissions versus ongoing asset-based compensation. Except as previously described in this prospectus, no separate deductions from premiums are made to pay sales commissions or sales expenses.

▶INDEPENDENT AUDITORS

Ernst & Young LLP, 200 Clarendon Street, Boston, Massachusetts, are the independent auditors for the Separate Account and Ernst & Young LLP, 300 North Greene Street, Greensboro, North Carolina, are the independent auditors for the Company. The services provided to the Separate Account include primarily the examinations of the Separate Account's financial statements.

▶GROUP OR SPONSORED ARRANGEMENTS

Policies may be purchased under group or sponsored arrangements. A group arrangement includes a program under which a trustee, employer or similar entity purchases individual Policies covering a group of individuals on a group basis. A sponsored arrangement includes a program under which an employer permits group solicitation of its employees or an association permits group solicitation of its members for the purchase of Policies on an individual basis.

We may reduce the following types of charges for Policies issued in connection with group or sponsored arrangement: the cost of insurance charge, surrender or withdrawal charges, administrative charges, charges for withdrawal or transfer, the guaranteed death benefit charge and charges for optional rider benefits. We may also issue Policies in connection with group or sponsored arrangements on a "non-medical" or guaranteed issue basis; actual monthly cost of insurance charges may be higher than the current cost of insurance charges under otherwise identical Policies that are medically underwritten. We may also specify different minimum Specified Amounts at issue for Policies issued in connection with group or sponsored arrangements.

We may also reduce or eliminate certain charges or underwriting requirements for Policies issued in connection with an exchange of another JP LifeAmerica policy or a policy issued by any JP LifeAmerica affiliate.

The amounts of any reduction, the charges to be reduced, the elimination or modification of underwriting requirements and the criteria for applying a reduction or modification will generally reflect the reduced sales and administrative effort, costs and differing mortality experience appropriate to the circumstances giving rise to the reduction or modification. Reductions and modifications will not be made where prohibited by law and will not be unfairly discriminatory.

GENERAL

Following is a discussion of the federal income tax considerations relating to the Policy. This discussion is based on our understanding of federal income tax laws as they not exist and are currently interpreted by the Internal Revenue Service. These laws are complex and tax results may vary among individuals. Anyone contemplating the purchase of or the exercise of elections under the Policy should seek competent tax advice.

FEDERAL TAX STATUS OF THE COMPANY

We are taxed as a life insurance company in accordance with the Internal Revenue Code of 1986 as amended ("Code"). For federal income tax purposes, the operations of each Separate Account form a part of our total operations and are not taxed separately, although operations of each Separate Account are treated separately for accounting and financial statement purposes.

Both investment income and realized capital gains of the Separate Account are reinvested without tax since the Code does not impose a tax on the Separate Account for these amounts. However, we reserve the right to make a deduction for such tax should one be imposed in the future.

LIFE INSURANCE QUALIFICATION

The Policy contains provisions not found in traditional life insurance policies. However, we believe that it should qualify under the Code as a life insurance contract for federal income tax purposes, with the result that all Death Benefits paid under the Policy will generally be excludable from the gross income of the Policy's Beneficiary. If at any time the premium paid under the policy exceeds the amount allowable for such qualification, we will refund the premium to you with interest within 60 days after the end of the Policy Year in which the premium was received. If, for any reason, we do not refund the excess premium within that 60 day period, we will hold the excess premium in a separate deposit fund and credit it with interest until we refund it to you. The interest rate used on any refund, or credited to the separate deposit fund created by this provision, will be the excess premium's pro rata rate of return on the Contract until the date we notify you that the excess premium and the earnings on such excess premium have been removed from the Policy. After the date of such notice, the interest rate paid on the separate deposit fund will be such rate as we may declare from time to time on advance premium deposit funds. We may also notify you of other options available to you to keep your policy in compliance with the Code. We also reserve the right to make any change in the Specified Amount or the Death Benefit Option or any other change if such change would cause the Policy to fail to qualify as life insurance under the Code.

We also reserve the right to refuse to make any change in the Specified Amount, the Death Benefit Option or any other change, if such change would cause the Policy to fail to qualify as life insurance under the Code.

Section 7702 of the Code includes a definition of life insurance for tax purposes. The definition provides limitations on the relationship between the death benefit and the account value. If necessary, we will increase your death benefit to maintain compliance with Section 7702.

The federal income tax treatment of a distribution from the Policy will depend on whether a Policy is a life insurance policy and also if it is determined to be a "modified endowment contract", as defined by the Code. We will notify you if the amount of premiums paid would cause your Policy to be a modified endowment contract and will allow a refund of the excess premium. Thus, we will allow the Policy to become a modified endowment contract only with your consent. Otherwise, if at any time the premiums paid under the policy exceed the limit for avoiding modified endowment contract status, we will refund the excess premium to you with interest within 60 days after the end of the Policy Year in which we received the premium. If, for any reason, we do not refund the excess premium with that 60 day period, we will hold the excess premium in a separate deposit fund and credit it with interest until we refund it to you. The interest rate used on any refund, or credited to the separate deposit fund created by this provision, will be the excess premium's pro rata rate of return on the Contract until the date we notify you that the excess premium and the earnings on such excess

premium have been removed from the Policy. After the date of such notice, the interest rate paid on the separate deposit fund will be such rate as we may declare from time to time on advance premium deposit funds. We may also notify you of other options available to you.

A modified endowment contract is a life insurance policy which fails to meet a "seven-pay" test. In general, a policy will fail the seven-pay test if the cumulative amount of premiums paid under the policy at any time during the first seven policy years exceeds a calculated premium level. The calculated seven-pay premium level is based on a hypothetical policy issued on the same insured persons and for the same initial death benefit which, under specified conditions (which include the absence of expense and administrative charges), would be fully paid for after seven years. Your policy will be treated as a modified endowment unless the cumulative premiums paid under your policy, at all times during the first seven policy years, are less than or equal to the cumulative seven-pay premiums which would have been paid under the hypothetical policy on or before such times.

Whenever there is a "material change" under a policy, it will generally be treated as a new contract for purposes of determining whether the policy is a modified endowment, and subject to a new seven-pay premium period and a new seven-pay limit. The new seven-pay limit would be determined taking into account, under a prospective adjustment formula, the Policy Account Value of the policy at the time of such change. A materially changed policy would be considered a modified endowment if it failed to satisfy the new seven-pay limit. A material change could occur as a result of a change in death benefit option, the selection of additional benefits, the restoration of a terminated policy and certain other changes.

If the benefits under your policy are reduced, for example, by requesting a decrease in Face Amount, or in some cases by making withdrawals, terminating additional benefits under a rider, changing the death benefit option, or as a result of policy termination, the calculated seven-pay premium level will be redetermined based on the reduced level of benefits and applied retroactively for purposes of the seven-pay test. If the premiums previously paid are greater than the recalculated seven-pay premium level limit, the policy will become a modified endowment unless you request a refund of the excess premium, as outlined above. Generally, a life insurance policy which is received in exchange for a modified endowment or a modified endowment which terminates and is restored, will also be considered a modified endowment.

If a Policy is deemed to be a modified endowment contract, any distribution from the Policy will be taxed in a manner comparable to distributions from annuities (i.e., on an "income first") basis; distributions for this purpose include a loan, pledge, assignment or partial withdrawal. Any such distributions will be considered taxable income to the extent Accumulation Value under the Policy exceeds investment in the Policy.

A 10% penalty tax will apply to the taxable portion of such a distribution. No penalty will apply to distributions (i) to taxpayers 59 1/2 years of age or older, (ii) in the case of a disability which can be expected to result in death or to be of indefinite duration or (iii) received as part of a series of substantially equal periodic annuity payment for the life (or life expectancy) of the taxpayer or the joint lives (or joint life expectancies) of the taxpayer and his beneficiary.

To the extent a Policy becomes a modified endowment contract, any distribution, as defined above, which occurs in the policy year it becomes a modified endowment contract and in any year thereafter, will be taxable income to you. Also, any distributions within two years before a Policy becomes a modified endowment contract will also be income taxable to you to the extent that accumulation value exceeds investment in the Policy, as described above. The Secretary of the Treasury has been authorized to prescribe rules which would similarly treat other distributions made in anticipation of a policy becoming a modified endowment contract. For purposes of determining the amount of any distribution includable in income, all modified endowment contract policies that fail the above-described tests which are issued by the same insurer, or its affiliates, to the same policyowner during any calendar year are treated as one contract. The Secretary of the Treasury is also authorized to issue regulations in this connection.

In addition to the distribution rules for modified endowment contracts, the Code and proposed regulations thereunder require that reasonable mortality and other charges be used in satisfying the

definition of life insurance. The death benefit under a policy which meets this definition will continue to be excluded from the beneficiary's gross income. We believe that the Policy meets this definition. As long as a policy does not violate the tests described above, it will not fail to meet the tests of the Code and the general tax provisions described herein still apply.

The foregoing summary does not purport to be complete or to cover all situations, and, as always, there is some degree of uncertainty with respect to the application of the current tax laws. In addition to the provisions discussed above, the United States Congress may consider other legislation which, if enacted, could adversely affect the tax treatment of life insurance policies. Also, the Treasury Department may amend current regulations or adopt new regulations with respect to this and other Code provisions. Therefore, you are advised to consult a tax adviser or attorney for more complete tax information, specifically regarding the applicability of the Code provisions to your situation.

Under normal circumstances, if the Policy is not a modified endowment contract, loans received under the Policy will be construed as your indebtedness. You are advised to consult a tax adviser or attorney regarding the deduction of interest paid on loans.

Even if the Policy is not a modified endowment contract, a partial withdrawal, together with a reduction in death benefits during the first 15 Policy Years may create taxable income for you. The amount of that taxable income is determined under a complex formula and it may be equal to part or all of, but not greater than, the income on the contract. A withdrawal made after the first 15 Policy Years will be taxed on a recovery of premium-first basis, and will only be subject to federal income tax to the extent such proceeds exceed the total amount of premiums you have paid that have not been previously withdrawn.

If you make a withdrawal, surrender, loan or exchange of the Policy, we may be required to withhold federal income tax from the portion of the money you receive that is includable in your federal gross income. A Policyowner who is not a corporation may elect not to have such tax withheld; however, such election must be made before we make the payment. In addition, if you fail to provide us with a correct taxpayer identification number (usually a social security number) or if the Treasury notifies us that the taxpayer identification number which has been provided is not correct, the election not to have such taxes withheld will not be effective. In any case, you are liable for payment of the federal income tax on the taxable portion of money received, whether or not an election to have federal income tax withheld is made. If you elect not to have federal income tax withheld, or if the amount withheld is insufficient, then you may be responsible for payment of estimated tax. You may also incur penalties under the estimated tax rules if the withholding and estimated tax payments are insufficient. We suggest that you consult with a tax adviser or attorney as to the tax implications of these matters.

In the event that a Policy owned by the trustee under a pension or profit sharing plan, or similar deferred compensation arrangement, tax consequences of ownership or receipt of proceeds under the Policy could differ from those stated herein. However, if ownership of such a Policy is transferred from the plan to a plan participant (upon termination of employment, for example), the Policy will be subject to all of the federal tax rules described above. A Policy owned by a trustee under such a plan may be subject to restrictions under ERISA and tax adviser should be consulted regarding any applicable ERISA requirements.

The Policy may also be used in various arrangements, including nonqualified deferred compensation or salary continuation plans, split dollar insurance plans, executive bonus plans and others, where the tax consequences may vary depending on the particular facts and circumstances of each individual arrangement. A tax adviser should be consulted regarding the tax attributes of any particular arrangement where the value of it depends in part on its tax consequences.

Federal estate and local estate, inheritance and other tax consequences of ownership or receipt of policy proceeds depend upon the circumstances of each Policyowner and Beneficiary.

Current Treasury regulation set standards for diversification of the investments underlying variable life insurance policies in order for such policies to be treated as life insurance. We believe we presently are and intend to remain in compliance with the diversification requirements as set forth in the regulations. If the diversification requirements are

not satisfied, the Policy would not be treated as a life insurance contract. As a consequence to you, income earned on a Policy would be taxable to you in the calendar quarter in which the diversification requirements were not satisfied, and for all subsequent calendar quarters.

The Secretary of the Treasury may issue a regulation or a ruling which will prescribe the circumstances in which a Policyowner's control of the investments of a segregated account may cause the Policyowner, rather than the insurance company, to be treated as the owner of the assets of the account. The regulation or ruling could impose requirements that are not reflected in the Policy, relating, for example, to such elements of Policyowner control as premium allocation, investment selection, transfer privileges and investment in a division focusing on a particular investment sector. Failure to comply with any such regulation or ruling presumably would cause earnings on a Policyowner's interest in Separate Account B to be includable in the Policyowner's gross income in the year earned. However, we have reserved certain rights to alter the Policy and investment alternatives so as to comply with such regulation or ruling. We believe that any such regulation or ruling would apply prospectively. Since the regulation or ruling has not been issued, there can be no assurance as to the content of such regulation or ruling or even whether application of the regulation or ruling will be prospective. For these reasons, Policyowners are urged to consult with their own tax advisers.

The Code provides that accelerated death benefits may be excluded from gross income provided that certain conditions are met. We believe that the Terminal Illness Accelerated Benefit Rider meets those conditions.

There is some uncertainty as to whether the Primary Insured Term Rider will be treated as a "Qualified Additional Benefit" under Section 7702(f)(5)(A)(iii) of the Code. We believe that the rider would be considered as part of the death benefit under the Policy and therefore will not give rise to any adverse tax consequences. You should consult a tax adviser before adding this Rider to your Policy.

The foregoing summary does not purport to be complete or to cover all situations, including the possible tax consequences of changes in ownership. Counsel and other competent advisers should be consulted for more complete information.

►CHARGES FOR JP FINANCIAL INCOME TAXES

We are presently taxed as a life insurance company under the provisions of the Code. The Code specifically provides for adjustments in reserves for variable policies, and we will include flexible premium life insurance operations in our tax return in accordance with these rules.

Currently no charge is made against the Separate Account for our federal income taxes, or provisions for such taxes, that may be attributable to the Separate Account. We may charge each Division for its portion of any income tax charged to us on the Division or its assets. Under present laws, we may incur state and local taxes (in addition to premium taxes) in several states. At present these taxes are not significant. However, if they increase, we may decide to make charges for such taxes or provisions for such taxes against the Separate Account. We would retain any investment earnings on any tax charges accumulated in a Division. Any such charges against the Separate Account or its Divisions could have an adverse effect on the investment experience of such Division.

▶THE POLICY

The Policy you receive, the application you make when you purchase the Policy, any applications for any changes approved by us and any riders constitute the whole contract. Copies of all applications are attached to and made a part of the Policy.

Application forms are completed by the applicants and forwarded to us for acceptance. Upon acceptance, the Policy is prepared, executed by our duly authorized officers and forward to you.

We reserve the right to make a change in the Policy; however, we will not change any terms of the Policy beneficial to you.

▶PAYMENT OF BENEFITS

All benefits are payable at our Home Office. We may require submissions of the Policy before we grant Policy Loans, make changes or pay benefits.

▶SUICIDE AND INCONTESTABILITY

Suicide Exclusion—In most states, if the Insured dies by suicide, while sane or insane, within 2 years from the Issue Date of this Policy, this Policy will end and we will refund premiums paid, without interest, less any Policy Debt and less any withdrawal.

Incontestability—We will not contest or revoke the insurance coverage provided under the Policy, except for any subsequent increases in Specified Amount, after the Policy has been in force during the lifetime of the Insured for two years from the date of issue or reinstatement. We will not contest or revoke any increase in the Specified Amount after such increase has been in force during the lifetime of the Insured for two years following the effective date of the increase. Any increase will be contestable within the two year period only with regard to statements concerning this increase.

▶PROTECTION OF PROCEEDS

To the extent provided by law, the proceeds of the Policy are not subject to claims by a Beneficiary's creditors or to any legal process against any Beneficiary.

▶NONPARTICIPATION

The Policy is not entitled to share in our divisible surplus. No dividends are payable.

Premium Deposit Fund

As a convenience to you, we will allow you to deposit funds in a premium deposit fund ("PDF"), subject to the terms and conditions of the appropriate agreement. Funds deposited in the PDF earn interest at a minimum annual rate of 4%, with interest credited on each monthly anniversary date. Interest on these funds is not tax deferred and will be reported annually on IRS Form 1099. An amount equal to the Planned Periodic Premium will be transferred on the Policy Date to pay premiums on the Policy. You may withdraw all or part of the funds from the PDF at any time. Commissions are not earned or paid until premium payments are made pursuant to transfer from the PDF.

▶CHANGES IN OWNER AND BENEFICIARY; ASSIGNMENT

Unless otherwise stated in the Policy, you may change the Policyowner and the Beneficiary, or both, at any time while the Policy is in force. A request for such change must be made in writing and sent to us at our Home Office. After we have agreed, in writing, to the change, it will take effect as of the date on which your Written Request was signed.

The Policy may also be assigned. We must be notified in writing if the Policy has been assigned. Each assignment will be subject to any payments made or action taken by us prior to our notification of such assignment. We are not responsible for the validity of any assignment. Your rights and the Beneficiary's interest will be subject to the rights of any assignee of record.

Illustration of Benefits and Values

You may request illustrations of Death Benefits, Accumulation Values and Cash Values at any time after the Policy Date. Illustrations will be based on the existing Accumulation Value and Cash Value at the time of the request and both the maximum and the then-current costs of insurance rates. Although we do not currently charge a fee for such illustrations, we reserve the right to charge an administra-

tive fee, not to exceed $25, to cover the cost of preparing the illustrations.

▶MISSTATEMENTS

If the age or sex of the Insured has been misstated in an application, including a reinstatement application, we will adjust the benefits payable to reflect the correct age or sex.

Determination of Charges

The portion of the monthly deduction attributable to the General Account will be determined as of the actual Monthly Anniversary Date, even if the Monthly Anniversary Date does not fall on a Valuation Date.

[THIS PAGE INTENTIONALLY LEFT BLANK]

ILLUSTRATIONS OF ACCUMULATION VALUES, CASH VALUES AND DEATH BENEFITS

Following are a series of tables that illustrate how the accumulation values, cash values and death benefits of a policy change with the investment performance of the Portfolios. The tables show how the accumulation values, cash values and death benefits of a Policy issued to an insured of a given age and given premium would vary over time if the return on the assets held in each Portfolio were a constant gross, after tax annual rate of 0%, 6%, and 12%. The tables on pages A-3 through A-8 illustrate a Policy issed to a male, age 40, under a standard rate non-smoker underwriting risk classification. The accumulation values, cash values and death benefits would be different from those shown if the returns averaged 0%, 6%, and 12% over a period of years, but fluctuated above and below those averages for individual policy years.

The amount of the accumulation value exceeds the cash value during the first ten policy years due to the surrender charge. For policy years eleven and after, the accumulation value and cash value are equal, since the surrender charge has been reduced to zero.

The second column shows the accumulation value of the premiums paid at the stated interest rate. The third and sixth columns illustrate the accumulation values and the fourth and seventh columns illustrate the cash values of the Policy over the designated period. The accumulation values shown in the third column and the cash values shown in the fourth column assume the monthly charge for cost of insurance is based upon the current cost of insurance rates as discounted. The current cost of insurance rates are based on the sex, issue age, policy year, rating class of the Insured, and the Specified Amount of the Policy. The accumulation values shown in the sixth column and the cash values shown in the seventh column assume the monthly charge for cost of insurance is based upon the maximum cost of insurance rates allowable, which are based on the Commissioner's 1980 Standard Ordinary Mortality Table. The current cost of insurance rates are different for Specified Amounts below $100,000 and above $249,999; therefore, the values shown would change for Specified Amounts below $100,000 and above $249,999. The fifth and eighth columns illustrate the death benefit of a Policy over the designated period. The illustrations of death benefits reflect the same assumptions as the accumulation values and cash values. The death benefit values also vary between tables, depending upon whether Option I or Option II death benefits are illustrated.

The amounts shown for the death benefit, accumulation values, and cash values reflect the fact that the net investment return of the divisions of Separate Account B is lower than the gross return on the assets in the Portfolios, as a result of expenses paid by the Portfolios and charge levied against the divisions of Separate Account B.

The policy values shown take into account a daily investment advisory fee equivalent to the maximum annual rate of .70% of the aggregate average daily net assets of the Portfolios, plus a charge of .13% of the aggregate average daily net assets to cover expenses incurred by the Portfolios for the twelve months ended December 31, 1999. The .70% investment advisory fee is the average of the individual investment advisory fees of the nineteen Portfolios. The .13% expense figure is an average of the expenses for the eleven available Jefferson Pilot Variable Fund Portfolios, the Templeton International Fund, the Fidelity VIP and VIP II Portfolios, the Oppenheimer Portfolios and the MFS Portfolios. Expenses for the Templeton, Fidelity, MFS, and Oppenheimer Portfolios were provided by the investment managers for these portfolios and JP LifeAmerica has not independently verified such information. The policy values also take into account a daily charge to each division of Separate Account B for assuming mortality and expense risks which is equivalent to a charge at an annual rate of .90% of the average net assets of the divisions of Separate Account B for policy year one through ten, and .65% of the average net assets of the divisions of Separate Account B for policy years eleven and thereafter. After deduction of these amounts, the illustrated gross investment rates of 0%, 6%, and 12% correspond to approximate net annual rates of -1.73%, 4.27% and 10.27%, respectively.

The hypothetical values shown in the tables do not reflect any charges for federal income taxes or other taxes against Separate Account B since JP LifeAmerica is not currently making such charges.

However, if, in the future, such charges are made, the gross annual investment rate of return would have to exceed the stated investment rates by a sufficient amount to cover the tax charges in order to produce the accumulation values, cash values and death benefits illustrated.

The tables illustrate the policy values that would result based on hypothetical investment rates of return if premiums are paid in full at the beginning of each year, if all net premiums are allocated to Separate Account B, and if no policy loans have been made. The values would vary from those shown if the assumed premium payments were paid in installments during a year. The values would also vary if the policyowner varied the amount or frequency of premium payments. The tables also assume that the policyowner has not requested an increase or decrease in Specified Amount, that no withdrawals have been made and no surrender charges imposed, and that no transfers have been made and no transfer charges imposed.

Upon request, we will provide, without charge, a comparable illustration based upon the proposed insured's age, sex and rating class, the face amount requested, the proposed frequency and amount of premium payments and any available riders requested. Existing policyowners may request illustrations based on existing cash value at the time of request. We reserve the right to charge an administrative fee up to $25 for such illustrations.

JEFFERSON PILOT LIFEAMERICA INSURANCE COMPANY
FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE POLICY

DEATH BENEFIT OPTION I | **ASSUMED HYPOTHETICAL GROSS**
MALE NON-SMOKER ISSUE AGE 40 | **ANNUAL RATE OF RETURN: (1)** **12% (10.27% net)**
$100,000 INITIAL SPECIFIED AMOUNT | **ASSUMED ANNUAL PREMIUM(2):** **$1,425**

END OF YEAR	PREMIUMS ACCUMULATED AT 4% INTEREST PER YEAR	ASSUMING CURRENT COSTS ACCUMULATION VALUE(3)	ASSUMING CURRENT COSTS CASH VALUE(3)	ASSUMING CURRENT COSTS DEATH BENEFIT(3)	ASSUMING GUARANTEED COSTS ACCUMULATION VALUE(3)	ASSUMING GUARANTEED COSTS CASH VALUE(3)	ASSUMING GUARANTEED COSTS DEATH BENEFIT(3)
1	1,482	1,228	851	100,000	1,219	842	100,000
2	3,023	2,566	2,189	100,000	2,547	2,170	100,000
3	4,626	4,027	3,650	100,000	3,997	3,621	100,000
4	6,293	5,630	5,254	100,000	5,580	5,203	100,000
5	8,027	7,403	7,027	100,000	7,309	6,933	100,000
6	9,830	9,364	9,050	100,000	9,198	8,884	100,000
7	11,705	11,532	11,281	100,000	11,263	11,012	100,000
8	13,655	13,918	13,730	100,000	13,521	13,333	100,000
9	15,684	16,557	16,432	100,000	15,993	15,868	100,000
10	17,793	19,475	19,413	100,000	18,700	18,638	100,000
11	19,987	22,772	22,772	100,000	21,718	21,718	100,000
12	22,268	26,401	26,401	100,000	25,035	25,035	100,000
13	24,641	30,398	30,398	100,000	28,681	28,681	100,000
14	27,109	34,803	34,803	100,000	32,692	32,692	100,000
15	29,675	39,660	39,660	100,000	37,110	37,110	100,000
16	32,344	45,023	45,023	100,000	41,981	41,981	100,000
17	35,120	50,947	50,947	100,000	47,360	47,360	100,000
18	38,007	57,499	57,499	100,000	53,311	53,311	100,000
19	41,009	64,754	64,754	100,000	59,909	59,909	100,000
20	44,131	72,798	72,798	100,000	67,238	67,238	100,000
21	47,378	81,717	81,717	106,232(4)	75,396	75,396	100,000
22	50,755	91,548	91,548	117,181(4)	84,459	84,459	108,107(4)
23	54,268	102,374	102,374	128,991(4)	94,430	94,430	118,982(4)
24	57,920	114,296	114,296	141,727(4)	105,397	105,397	130,692(4)
25	61,719	127,428	127,428	155,463(4)	117,461	117,461	143,302(4)
30	83,118	215,744	215,744	250,263(4)	198,211	198,211	229,925(4)
35	109,153	359,058	359,058	384,192(4)	328,571	328,571	351,571(4)
40	140,828	593,965	593,965	623,663(4)	541,721	541,721	568,807(4)

(1) For policy years 11 and thereafter, the illustrated net annual rate of return equals 10.52%.
(2) Assumes a $1,425 premium is paid at the beginning of each policy year. Values would be different if premiums are paid with a different frequency or in different amounts.
(3) Assumes that no policy loans or withdrawals have been made. Zero values indicate lapse in the absence of an additional premium payment.
(3) Increase due to adjustment by the corridor percentage. See "Death Benefits".

THE HYPOTHETICAL INVESTMENT RATES OF RETURN SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. ACTUAL INVESTMENT RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS BY THE OWNER AND DIFFERENT INVESTMENT RATES OF RETURN FOR THE FUNDS' SERIES. THE ACCUMULATION VALUE, CASH VALUE AND DEATH BENEFIT FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL INVESTMENT RATES OF RETURN AVERAGED 12% OVER A PERIOD OF YEARS, BUT FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL POLICY YEARS. NO REPRESENTATION CAN BE MADE BY JP LIFEAMERICA, THE SEPARATE ACCOUNT, OR THE FUNDS THAT THIS ASSUMED INVESTMENT RATE OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

JEFFERSON PILOT LIFEAMERICA INSURANCE COMPANY
FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE POLICY

DEATH BENEFIT OPTION I — **ASSUMED HYPOTHETICAL GROSS**
MALE NON-SMOKER ISSUE AGE 40 — **ANNUAL RATE OF RETURN: (1)** **6% (4.27% net)**
$100,000 INITIAL SPECIFIED AMOUNT — **ASSUMED ANNUAL PREMIUM(2):** **$1,425**

END OF YEAR	PREMIUMS ACCUMULATED AT 4% INTEREST PER YEAR	ASSUMING CURRENT COSTS ACCUMULATION VALUE(3)	ASSUMING CURRENT COSTS CASH VALUE(3)	ASSUMING CURRENT COSTS DEATH BENEFIT(3)	ASSUMING GUARANTEED COSTS ACCUMULATION VALUE(3)	ASSUMING GUARANTEED COSTS CASH VALUE(3)	ASSUMING GUARANTEED COSTS DEATH BENEFIT(3)
1	1,482	1,153	777	100,000	1,145	768	100,000
2	3,023	2,340	1,964	100,000	2,323	1,946	100,000
3	4,626	3,563	3,187	100,000	3,537	3,160	100,000
4	6,293	4,831	4,454	100,000	4,785	4,409	100,000
5	8,027	6,155	5,779	100,000	6,071	5,695	100,000
6	9,830	7,541	7,227	100,000	7,392	7,078	100,000
7	11,705	8,989	8,738	100,000	8,749	8,498	100,000
8	13,655	10,493	10,304	100,000	10,142	9,954	100,000
9	15,684	12,065	11,939	100,000	11,573	11,447	100,000
10	17,793	13,709	13,646	100,000	13,039	12,977	100,000
11	19,987	15,484	15,484	100,000	14,579	14,579	100,000
12	22,268	17,318	17,318	100,000	16,158	16,158	100,000
13	24,641	19,212	19,212	100,000	17,774	17,774	100,000
14	27,109	21,167	21,167	100,000	19,426	19,426	100,000
15	29,675	23,184	23,184	100,000	21,111	21,111	100,000
16	32,344	25,264	25,264	100,000	22,827	22,827	100,000
17	35,120	27,407	27,407	100,000	24,571	24,571	100,000
18	38,007	29,614	29,614	100,000	26,345	26,345	100,000
19	41,009	31,886	31,886	100,000	28,148	28,148	100,000
20	44,131	34,220	34,220	100,000	29,977	29,977	100,000
21	47,378	36,617	36,617	100,000	31,828	31,828	100,000
22	50,755	39,078	39,078	100,000	33,698	33,698	100,000
23	54,268	41,606	41,606	100,000	35,583	35,583	100,000
24	57,920	44,202	44,202	100,000	37,473	37,473	100,000
25	61,719	46,871	46,871	100,000	39,364	39,364	100,000
30	83,118	61,483	61,483	100,000	48,707	48,707	100,000
35	109,153	79,277	79,277	100,000	57,284	57,284	100,000
40	140,828	103,746	103,746	108,934(4)	63,665	63,665	100,000

(1) For policy years 11 and thereafter, the illustrated net annual rate of return equals 4.52%.
(2) Assumes a $1,425 premium is paid at the beginning of each policy year. Values would be different if premiums are paid with a different frequency or in different amounts.
(3) Assumes that no policy loans or withdrawals have been made. Zero values indicate lapse in the absence of an additional premium payment.
(4) Increase due to adjustment by the corridor percentage. See "Death Benefits".

THE HYPOTHETICAL INVESTMENT RATES OF RETURN SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. ACTUAL INVESTMENT RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS BY THE OWNER AND DIFFERENT INVESTMENT RATES OF RETURN FOR THE FUNDS' SERIES. THE ACCUMULATION VALUE, CASH VALUE AND DEATH BENEFIT FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL INVESTMENT RATES OF RETURN AVERAGED 6% OVER A PERIOD OF YEARS, BUT FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL POLICY YEARS. NO REPRESENTATION CAN BE MADE BY JP LIFEAMERICA, THE SEPARATE ACCOUNT, OR THE FUNDS THAT THIS ASSUMED INVESTMENT RATE OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

JEFFERSON PILOT LIFEAMERICA INSURANCE COMPANY
FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE POLICY

DEATH BENEFIT OPTION I	**ASSUMED HYPOTHETICAL GROSS**	
MALE NON-SMOKER ISSUE AGE 40	**ANNUAL RATE OF RETURN: (1)**	**0% (-1.73% net)**
$100,000 INITIAL SPECIFIED AMOUNT	**ASSUMED ANNUAL PREMIUM(2):**	**$1,425**

END OF YEAR	PREMIUMS ACCUMULATED AT 5% INTEREST PER YEAR	ASSUMING CURRENT COSTS ACCUMULATION VALUE(3)	ASSUMING CURRENT COSTS CASH VALUE(3)	ASSUMING CURRENT COSTS DEATH BENEFIT(3)	ASSUMING GUARANTEED COSTS ACCUMULATION VALUE(3)	ASSUMING GUARANTEED COSTS CASH VALUE(3)	ASSUMING GUARANTEED COSTS DEATH BENEFIT(3)
1	1,496	1,079	702	100,000	1,071	694	100,000
2	3,067	2,124	1,747	100,000	2,108	1,732	100,000
3	4,717	3,136	2,760	100,000	3,113	2,736	100,000
4	6,449	4,123	3,746	100,000	4,083	3,706	100,000
5	8,268	5,094	4,718	100,000	5,019	4,642	100,000
6	10,177	6,052	5,738	100,000	5,919	5,605	100,000
7	12,182	6,996	6,745	100,000	6,781	6,530	100,000
8	14,288	7,915	7,727	100,000	7,605	7,417	100,000
9	16,498	8,821	8,695	100,000	8,390	8,264	100,000
10	18,820	9,713	9,650	100,000	9,133	9,070	100,000
11	21,257	10,639	10,639	100,000	9,860	9,860	100,000
12	23,816	11,527	11,527	100,000	10,540	10,540	100,000
13	26,503	12,374	12,374	100,000	11,169	11,169	100,000
14	29,324	13,178	13,178	100,000	11,743	11,743	100,000
15	32,287	13,937	13,937	100,000	12,255	12,255	100,000
16	35,398	14,648	14,648	100,000	12,700	12,700	100,000
17	38,664	15,305	15,305	100,000	13,073	13,073	100,000
18	42,093	15,905	15,905	100,000	13,370	13,370	100,000
19	45,694	16,442	16,442	100,000	13,586	13,586	100,000
20	49,475	16,908	16,908	100,000	13,711	13,711	100,000
21	53,445	17,294	17,294	100,000	13,736	13,736	100,000
22	57,613	17,595	17,595	100,000	13,651	13,651	100,000
23	61,990	17,802	17,802	100,000	13,440	13,440	100,000
24	66,586	17,905	17,905	100,000	13,083	13,083	100,000
25	71,412	17,896	17,896	100,000	12,561	12,561	100,000
30	99,409	15,652	15,652	100,000	6,737	6,737	100,000
35	135,142	7,654	7,654	100,000	0	0	0
40	0	0	0	0	0	0	0

(1) For policy years 11 and thereafter, the illustrated net annual rate of return equals -1.48%.

(2) Assumes a $1,425 premium is paid at the beginning of each policy year. Values would be different if premiums are paid with a different frequency or in different amounts.

(3) Assumes that no policy loans or withdrawals have been made. Zero values indicate lapse in the absence of an additional premium payment.

THE HYPOTHETICAL INVESTMENT RATES OF RETURN SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. ACTUAL INVESTMENT RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS BY THE OWNER AND DIFFERENT INVESTMENT RATES OF RETURN FOR THE FUNDS' SERIES. THE ACCUMULATION VALUE, CASH VALUE AND DEATH BENEFIT FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL INVESTMENT RATES OF RETURN AVERAGED 0% OVER A PERIOD OF YEARS, BUT FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL POLICY YEARS. NO REPRESENTATION CAN BE MADE BY JP LIFEAMERICA, THE SEPARATE ACCOUNT, OR THE FUNDS THAT THIS ASSUMED INVESTMENT RATE OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

JEFFERSON PILOT LIFEAMERICA INSURANCE COMPANY
FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE POLICY

DEATH BENEFIT OPTION II	**ASSUMED HYPOTHETICAL GROSS**	
MALE NON-SMOKER ISSUE AGE 40	**ANNUAL RATE OF RETURN: (1)**	**12% (10.27% net)**
$100,000 INITIAL SPECIFIED AMOUNT	**ASSUMED ANNUAL PREMIUM(2):**	**$1,425**

END OF YEAR	PREMIUMS ACCUMULATED AT 4% INTEREST PER YEAR	ASSUMING CURRENT COSTS			ASSUMING GUARANTEED COSTS		
		ACCUMULATION VALUE(3)	CASH VALUE(3)	DEATH BENEFIT(3)	ACCUMULATION VALUE(3)	CASH VALUE(3)	DEATH BENEFIT(3)
1	1,482	1,224	848	101,224	1,215	839	101,215
2	3,023	2,556	2,179	102,556	2,537	2,160	102,537
3	4,626	4,005	3,628	104,005	3,975	3,598	103,975
4	6,293	5,590	5,213	105,590	5,539	5,162	105,539
5	8,027	7,338	6,961	107,338	7,241	6,864	107,241
6	9,830	9,266	8,952	109,266	9,092	8,778	109,092
7	11,705	11,391	11,140	111,391	11,104	10,853	111,104
8	13,655	13,722	13,534	113,722	13,293	13,105	113,293
9	15,684	16,293	16,168	116,293	15,674	15,549	115,674
10	17,793	19,128	19,065	119,128	18,263	18,200	118,263
11	19,987	22,328	22,328	122,328	21,127	21,127	121,127
12	22,268	25,831	25,831	125,831	24,247	24,247	124,247
13	24,641	29,666	29,666	129,666	27,641	27,641	127,641
14	27,109	33,865	33,865	133,865	31,332	31,332	131,332
15	29,675	38,460	38,460	138,460	35,342	35,342	135,342
16	32,344	43,488	43,488	143,488	39,697	39,697	139,697
17	35,120	48,987	48,987	148,987	44,426	44,426	144,426
18	38,007	55,000	55,000	155,000	49,561	49,561	149,561
19	41,009	61,573	61,573	161,573	55,139	55,139	155,139
20	44,131	68,752	68,752	168,752	61,194	61,194	161,194
21	47,378	76,588	76,588	176,588	67,762	67,762	167,762
22	50,755	85,142	85,142	185,142	74,886	74,886	174,886
23	54,268	94,477	94,477	194,477	82,603	82,603	182,603
24	57,920	104,660	104,660	204,660	90,956	90,956	190,956
25	61,719	115,770	115,770	215,770	99,986	99,986	199,986
30	83,118	188,309	188,309	288,309	157,334	157,334	257,334
35	109,153	299,737	299,737	399,737	241,018	241,018	341,018
40	140,828	470,609	470,609	570,609	360,836	360,836	460,836

(1) For policy years 11 and thereafter, the illustrated net annual rate of return equals 10.52%.
(2) Assumes a $1,425 premium is paid at the beginning of each policy year. Values would be different if premiums are paid with a different frequency or in different amounts.
(3) Assumes that no policy loans or withdrawals have been made. Zero values indicate lapse in the absence of an additional premium payment.

THE HYPOTHETICAL INVESTMENT RATES OF RETURN SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. ACTUAL INVESTMENT RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS BY THE OWNER AND DIFFERENT INVESTMENT RATES OF RETURN FOR THE FUNDS' SERIES. THE ACCUMULATION VALUE, CASH VALUE AND DEATH BENEFIT FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL INVESTMENT RATES OF RETURN AVERAGED 12% OVER A PERIOD OF YEARS, BUT FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL POLICY YEARS. NO REPRESENTATION CAN BE MADE BY JP LIFEAMERICA, THE SEPARATE ACCOUNT, OR THE FUNDS THAT THIS ASSUMED INVESTMENT RATE OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

JEFFERSON PILOT LIFEAMERICA INSURANCE COMPANY
FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE POLICY

DEATH BENEFIT OPTION I	**ASSUMED HYPOTHETICAL GROSS**	
MALE NON-SMOKER ISSUE AGE 40	**ANNUAL RATE OF RETURN: (1)**	**6% (4.27% net)**
$100,000 INITIAL SPECIFIED AMOUNT	**ASSUMED ANNUAL PREMIUM(2):**	**$1,425**

END OF YEAR	PREMIUMS ACCUMULATED AT 4% INTEREST PER YEAR	ASSUMING CURRENT COSTS ACCUMULATION VALUE(3)	ASSUMING CURRENT COSTS CASH VALUE(3)	ASSUMING CURRENT COSTS DEATH BENEFIT(3)	ASSUMING GUARANTEED COSTS ACCUMULATION VALUE(3)	ASSUMING GUARANTEED COSTS CASH VALUE(3)	ASSUMING GUARANTEED COSTS DEATH BENEFIT(2)
1	1,482	1,150	774	101,150	1,142	765	101,142
2	3,023	2,331	1,954	102,331	2,314	1,937	102,314
3	4,626	3,544	3,167	103,544	3,517	3,141	103,517
4	6,293	4,796	4,420	104,796	4,751	4,375	104,751
5	8,027	6,103	5,726	106,103	6,016	5,640	106,016
6	9,830	7,464	7,151	107,464	7,310	6,996	107,310
7	11,705	8,884	8,633	108,884	8,631	8,380	108,631
8	13,655	10,353	10,164	110,353	9,979	9,791	109,979
9	15,684	11,884	11,758	111,884	11,353	11,228	111,353
10	17,793	13,480	13,418	113,480	12,750	12,687	112,750
11	19,987	15,204	15,204	115,204	14,204	14,204	114,204
12	22,268	16,973	16,973	116,973	15,678	15,678	115,678
13	24,641	18,787	18,787	118,787	17,168	17,168	117,168
14	27,109	20,644	20,644	120,644	18,666	18,666	118,666
15	29,675	22,541	22,541	122,541	20,164	20,164	120,164
16	32,344	24,475	24,475	124,475	21,656	21,656	121,656
17	35,120	26,440	26,440	126,440	23,133	23,133	123,133
18	38,007	28,431	28,431	128,431	24,589	24,589	124,589
19	41,009	30,441	30,441	130,441	26,015	26,015	126,015
20	44,131	32,459	32,459	132,459	27,399	27,399	127,399
21	47,378	34,473	34,473	134,473	28,726	28,726	128,726
22	50,755	36,474	36,474	136,474	29,980	29,980	129,980
23	54,268	38,450	38,450	138,450	31,139	31,139	131,139
24	57,920	40,385	40,385	140,385	32,179	32,179	132,179
25	61,719	42,266	42,266	142,266	33,070	33,070	133,070
30	83,118	50,128	50,128	150,128	34,355	34,355	134,355
35	109,153	52,737	52,737	152,737	26,380	26,380	126,380
40	140,828	44,574	44,574	144,574	388	388	100,388

(1) For policy years 11 and thereafter, the illustrated net annual rate of return equals 4.52%.
(2) Assumes a $1,425 premium is paid at the beginning of each policy year. Values would be different if premiums are paid with a different frequency or in different amounts.
(3) Assumes that no policy loans or withdrawals have been made. Zero values indicate lapse in the absence of an additional premium payment.

THE HYPOTHETICAL INVESTMENT RATES OF RETURN SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. ACTUAL INVESTMENT RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS BY THE OWNER AND DIFFERENT INVESTMENT RATES OF RETURN FOR THE FUNDS' SERIES. THE ACCUMULATION VALUE, CASH VALUE AND DEATH BENEFIT FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL INVESTMENT RATES OF RETURN AVERAGED 6% OVER A PERIOD OF YEARS, BUT FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL POLICY YEARS. NO REPRESENTATION CAN BE MADE BY JP LIFEAMERICA, THE SEPARATE ACCOUNT, OR THE FUNDS THAT THIS ASSUMED INVESTMENT RATE OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

JEFFERSON PILOT LIFEAMERICA INSURANCE COMPANY
FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE POLICY

DEATH BENEFIT OPTION II	**ASSUMED HYPOTHETICAL GROSS**	
MALE NON-SMOKER ISSUE AGE 40	**ANNUAL RATE OF RETURN: (1)**	**0% (-1.73% net)**
$100,000 INITIAL SPECIFIED AMOUNT	**ASSUMED ANNUAL PREMIUM(2):**	**$1,425**

END OF YEAR	PREMIUMS ACCUMULATED AT 5% INTEREST PER YEAR	ASSUMING CURRENT COSTS			ASSUMING GUARANTEED COSTS		
		ACCUMULATION VALUE(3)	CASH VALUE(3)	DEATH BENEFIT(3)	ACCUMULATION VALUE(3)	CASH VALUE(3)	DEATH BENEFIT(3)
1	1,496	1,076	699	101,076	1,068	691	101,068
2	3,067	2,116	1,739	102,116	2,100	1,723	102,100
3	4,717	3,120	2,743	103,120	3,096	2,719	103,096
4	6,449	4,094	3,718	104,094	4,054	3,677	104,054
5	8,268	5,052	4,676	105,052	4,975	4,598	104,975
6	10,177	5,993	5,680	105,993	5,855	5,541	105,855
7	12,182	6,918	6,667	106,918	6,693	6,442	106,693
8	14,288	7,815	7,627	107,815	7,489	7,300	107,489
9	16,498	8,697	8,572	108,697	8,240	8,114	108,240
10	18,820	9,564	9,501	109,564	8,943	8,880	108,943
11	21,257	10,463	10,463	110,463	9,623	9,623	109,623
12	23,816	11,319	11,319	111,319	10,249	10,249	110,249
13	26,503	12,127	12,127	112,127	11,815	10,815	110,815
14	29,324	12,886	12,886	112,886	11,317	11,317	111,317
15	32,287	13,591	13,591	113,591	11,746	11,746	111,746
16	35,398	14,238	14,238	114,238	12,097	12,097	112,097
17	38,664	14,820	14,820	114,820	12,362	12,362	112,362
18	42,093	15,334	15,334	115,334	12,538	12,538	112,538
19	45,694	15,772	15,772	115,772	12,620	12,620	112,620
20	49,475	16,122	16,122	116,122	12,596	12,596	112,596
21	53,445	16,375	16,375	116,375	12,457	12,457	112,457
22	57,613	16,523	16,523	116,523	12,192	12,192	112,192
23	61,990	16,556	16,556	116,556	11,783	11,783	111,783
24	66,586	16,464	16,464	116,464	11,214	11,214	111,214
25	71,412	16,235	16,235	116,235	10,463	10,463	110,463
30	99,409	12,534	12,534	112,534	3,449	3,449	103,449
35	135,142	2,833	2,833	102,833	0	0	0
40	0	0	0	0	0	0	0

(1) For policy years 11 and thereafter, the illustrated net annual rate of return equals -1.48%.

(2) Assumes a $1,425 premium is paid at the beginning of each policy year. Values would be different if premiums are paid with a different frequency or in different amounts.

(3) Assumes that no policy loans or withdrawals have been made. Zero values indicate lapse in the absence of an additional premium payment.

THE HYPOTHETICAL INVESTMENT RATES OF RETURN SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. ACTUAL INVESTMENT RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS BY THE OWNER AND DIFFERENT INVESTMENT RATES OF RETURN FOR THE FUNDS' SERIES. THE ACCUMULATION VALUE, CASH VALUE AND DEATH BENEFIT FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL INVESTMENT RATES OF RETURN AVERAGED 0% OVER A PERIOD OF YEARS, BUT FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL POLICY YEARS. NO REPRESENTATION CAN BE MADE BY JP LIFEAMERICA, THE SEPARATE ACCOUNT, OR THE FUNDS THAT THIS ASSUMED INVESTMENT RATE OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

Jefferson Pilot LifeAmerica Insurance Company

Audited Financial Statements

As of December 31, 1999 and for the year then ended

Contents

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REPORT OF INDEPENDENT AUDITORS

The Board of Directors
Jefferson Pilot LifeAmerica Insurance Company

We have audited the accompanying balance sheet of Jefferson Pilot LifeAmerica Insurance Company (a wholly-owned subsidiary of Jefferson Pilot Financial Insurance Company) as of December 31, 1999, and the related statements of income, stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Jefferson Pilot LifeAmerica Insurance Company at December 31, 1999, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

February 4, 2000

Ernst & Young LLP

JEFFERSON PILOT LIFEAMERICA INSURANCE COMPANY

Balance Sheet

December 31, 1999
(In Thousands, except for Share Amounts)

Assets	
Invested assets:	
Debt securities available-for-sale, at fair value (amoritized cost—$425,820)	$410,417
Equity securities available for sale, at fair value (cost—$1,144)	1,020
Policy loans	24,909
Mortgage loans on real estate	6,808
Total investments	443,154
Cash and cash equivalents	2,619
Accrued investment income	8,189
Uncollected premiums	10,874
Due from reinsurers	26,107
Deferred policy acquisition costs	1,378
Value of business acquired	20,984
Cost in excess of net assets acquired, net of accumulated amortization of $1,685	20,620
Deferred income taxes	6,446
Assets held in separate accounts	2,054
	$542,425
Liabilities	
Policy liabilities:	
Policyholder contract deposits	$133,595
Future policy benefits	211,329
Policy and contract claims	6,665
Premiums paid in advance	214
Other policyholders' funds	10,472
Total policy liabilities	362,275
Liabilities related to separate accounts	2,054
Income taxes payable	1,127
Accrued expenses and other liabilities	36,865
	402,321
Commitments and contingent liabilities	—
Stockholder's equity	
Common stock par value $20 per share, 132,000 shares authorized, issued and outstanding	2,640
Paid in capital	137,911
Retained earnings	4,609
Accumulated other comprehensive income-net unrealized losses on securities	(5,056)
	140,104
	$542,425

See accompanying notes.

JEFFERSON PILOT LIFEAMERICA INSURANCE COMPANY

Statement of Income

Year Ended December 31, 1999
(In Thousands)

Revenues	
Premiums and policy charges	$15,370
Net investment income	34,259
Realized investment losses	(54)
Other income (expense)	(3)
Total revenues	49,572
Benefits and expenses	
Policy benefits and claims	13,601
Commissions and other operating expenses, net of deferrals	4,899
Amortization of intangibles	1,629
Total benefits and expenses	20,129
Income before federal income tax	29,443
Federal income tax:	
Current	6,659
Deferred	3,399
	10,058
Net income	$19,385

See accompanying notes.

JEFFERSON PILOT LIFEAMERICA INSURANCE COMPANY

Statement of Stockholder's Equity

(In Thousands)

	Common Stock	Paid in Capital	Retained Earnings	Accumulated Other Comprehensive Income— Net Unrealized Gains (Losses) on Securities	Total Stockholder's Equity
Balances at December 31, 1998	$2,640	$137,911	$ 5,224	$ 7,530	$153,305
Net income	—	—	19,385	—	19,385
Other comprehensive income	—	—	—	(12,586)	(12,586)
Comprehensive income					6,799
Dividends declared	—	—	(20,000)	—	(20,000)
Balances at December 31, 1999	$2,640	$137,911	$ 4,609	$ (5,056)	$140,104

See accompanying notes.

JEFFERSON PILOT LIFEAMERICA INSURANCE COMPANY

Statement of Cash Flows

Year Ended December 31, 1999
(In Thousands)

Operating activities	
Net income	$ 19,385
Adjustments to reconcile net income to net cash used in operating activities:	
Change in future policy benefits, policy and contract claims and premiums paid in advance, net	(34,684)
Credits to policyholder accounts, net	813
Policy acquisition costs deferred, net of amortization	(942)
Net amortization of value of business acquired	652
Net amortization of goodwill	637
Realized investment losses	54
Amortization of investment premiums	746
Provision for deferred income taxes	3,399
Change in accrued investment income	(49)
Change in uncollected premiums	76
Change in reinsurance recoverable	(143)
Change in other assets	1,308
Change in federal income tax payable	11,059
Change in accrued expenses and other liabilities	8,206
Net cash provided by operating activities	10,517
Investing activities	
Proceeds from sales of debt securities	31,928
Proceeds from maturities of debt securities	60,842
Purchases of debt securities	(90,070)
Policy loans issued, net of repayments	(147)
Mortgage loans, net of repayments	320
Net cash provided by investing activities	2,873
Financing activities	
Deposits credited to policyholders' funds	14,382
Withdrawals from policyholders' funds	(10,385)
Dividends paid	(20,000)
Net cash used in financing activities	(16,003)
Net decrease in cash and cash equivalents	(2,613)
Cash and cash equivalents, beginning of period	5,232
Cash and cash equivalents, end of period	$ 2,619

See accompanying notes.

NOTES TO FINANCIAL STATEMENTS

Jefferson Pilot LifeAmerica Insurance Company
December 31, 1999

1. Basis of Presentation
Nature of Operations

Jefferson Pilot LifeAmerica Insurance Company (the Company), is wholly-owned by Jefferson Pilot Financial Insurance Company (Parent). Jefferson Pilot Financial Insurance Company is a wholly-owned subsidiary of Jefferson-Pilot Corporation (Ultimate Parent). The Company is principally engaged in the sale of individual life insurance and investment products. These products are marketed primarily through personal producing general agents throughout the United States.

2. Summary of Significant Accounting Policies
Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions affecting the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenue and expenses for the reporting period. Those estimates are inherently subject to change and actual results could differ from those estimates. Included among the material (or potentially material) reported amounts and disclosures that require extensive use of estimates are asset valuation allowances, policy liabilities, deferred policy acquisition costs, value of business acquired and the potential effects of resolving litigated matters.

Cash and Cash Equivalents

The Company includes with cash and cash equivalents its holdings of short-term investments which are highly liquid investments that mature within three months of the date of acquisition.

Invested Assets

Debt and equity securities are classified as securities available-for-sale, stated at fair value with net unrealized gains and losses included in accumulated other comprehensive income, net of deferred income taxes and adjustments to deferred policy acquisition costs and value of business acquired.

Policy loans are carried at the unpaid balances.

Mortgage loans on real estate are stated at the unpaid balances, net of allowances for unrecoverable amounts. Mortgage loan underwriting standards emphasize the credit status of a prospective borrower, quality of the underlying collateral and conservative loan-to-value relationships.

Amortization of premiums and accrual of discounts on investments in debt securities are reflected in earnings over the contractual terms of the investments in a manner that produces a constant effective yield. Realized gains and losses on dispositions of securities are determined by the specific identification method.

Recognition of Revenues, Benefits, Claims and Expenses

Universal Life Products

Universal life products include universal life insurance and other interest-sensitive life insurance policies. Revenues for universal life products consist of policy charges for the cost of insurance, policy administration and surrenders that have been assessed against policy account balances during the period.

Policy fund liabilities for universal life and other interest-sensitive life insurance policies are computed in accordance with the retrospective deposit method and represent policy account balances before surrender charges.

Policy claims that are charged to expense include claims incurred in the period in excess of related policy account balances. Other policy benefits include interest credited to universal life and other interest-sensitive life insurance policies. Interest crediting rates ranged from 4.2% to 5.7% during 1999.

2. Summary of Significant Accounting Policies—Continued

Investment Products

Investment products include structured settlement annuities and other supplementary contracts without life contingencies. Revenues for investment products consist of policy charges for the cost of insurance, policy administration and surrenders that have been assessed against policy account balances during the period. Deposits for these products are recorded as policy fund liabilities, which are increased by interest credited to the liabilities and decreased by withdrawals and administrative charges assessed against the contract holders. Interest crediting rates generally ranged from 4.0% to 9.5% during 1999.

Traditional Life Insurance Products

Traditional life insurance products include those products with fixed and guaranteed premiums and benefits. Premium revenues for traditional life insurance are recognized as revenues when due. The liabilities for future policy benefits are computed by the net level premium method based on estimated future investment yield, mortality and withdrawal experience. Interest rate assumptions ranged from 2% to 6% at December 31, 1999. Mortality is calculated principally on an experience multiple applied to select and ultimate tables in common usage in the industry. Estimated withdrawals are determined principally based on industry tables. Policy benefits and claims are charged to expense as incurred.

Policy and Contract Claims

The liability for policy and contract claims consists of the estimated amount payable for claims reported but not yet settled, and an estimate of claims incurred but not reported, which is based on historical experience, adjusted for trends and circumstances. Management believes that the recorded liability is sufficient to provide for the associated claims adjustment expenses.

Reinsurance

Amounts due from reinsurers include amounts recoverable from reinsurers related to paid benefits and estimated amounts related to unpaid policy and contract claims, future policy benefits and policyholder contract deposits. The cost of reinsurance is accounted for over the terms of the underlying reinsured policies using assumptions consistent with those used to account for the policies.

Deferred Policy Acquisition Costs and Value of Business Acquired

Costs related to obtaining new business, including commissions, certain costs of underwriting and issuing policies and certain agency office expenses, all of which vary with and are primarily related to the production of new business, have been deferred.

Deferred policy acquisition costs for traditional life insurance polices are amortized over the premium paying periods of the related contracts using the same assumptions for anticipated premium revenue that are used to compute liabilities for future policy benefits. For universal life and investment products, these costs are amortized at a constant rate based on the present value of the estimated future gross profits to be realized over the terms of the contracts, not to exceed 25 years.

2. Summary of Significant Accounting Policies—Continued

Deferred Policy Acquisition Costs and Value of Business Acquired—Continued

Value of business acquired represents the actuarially determined present value of anticipated profits to be realized from life insurance and annuity business purchased, using the same assumptions used to value the related liabilities. Amortization of the value of business acquired occurs over the related contract periods, using current crediting rates to accrete interest and a constant amortization rate based on the present value of expected future profits.

The carrying amounts of deferred policy acquisition costs and value of business acquired related to universal life and investment contracts are adjusted to reflect the effects that the unrealized gains or losses on investments classified as available-for-sale would have had on the present value of estimated gross profits had such gains or losses actually been realized. This adjustment is excluded from income and charged or credited directly to accumulated other comprehensive income, net of applicable deferred income tax. The carrying amounts of deferred policy acquisition costs and value of business acquired is also adjusted for the effect of realized gains and losses.

The carrying amounts of deferred policy acquisition costs and value of business acquired are reviewed periodically to determine that the unamortized portion does not exceed expected recoverable amounts. No impairment adjustments have been reflected in earnings in 1999.

Cost in Excess of Assets Acquired

The excess of the Ultimate Parent's purchase price over the fair value of assets acquired, which has been "pushed down" to the Company level for financial reporting purposes, is being amortized on a straight-line basis over 35 years. Carrying amounts are regularly reviewed for indications of value impairment with consideration given to financial performance and other relevant factors.

Separate Accounts

Separate account assets and liabilities represent funds segregated by the Company for the benefit of certain policyholders who bear the investment risk. The separate account assets and liabilities, which are equal, are recorded at fair value. Policyholder account deposits and withdrawals, investment income and realized investment gains and losses are excluded from the amounts reported in the Statement of Income. Fees charged on policyholders' deposits are in premiums and policy charges.

Federal Income Taxes

The Company participates in the filing of a consolidated federal income tax return with its Parent. Federal income tax is allocated as if the Company and its parent filed separate income tax returns.

Deferred income tax assets and liabilities are recorded on the difference between the tax bases of assets and liabilities and the amounts at which they are reported in the financial statements. Recorded amounts are adjusted to reflect changes in income tax rates and other tax law provisions as they become enacted.

New Accounting Pronouncements

Effective January 1, 2001, the Company will adopt SFAS 133, "Accounting for Derivative Instruments and Hedging Activities". SFAS 133 requires companies to recognize all derivatives on the balance sheet at fair value and establishes special accounting rules for hedging activities. The effect of the hedge accounting rules is to permit a company to offset changes in fair value or cash flows of both the hedged item and hedging instrument in earnings in the same period. Changes in fair value of derivatives that do not qualify for hedge accounting are reported in earnings in the period of the change. Based on the limited nature of the Company's use of derivatives and hedging activities, adoption of this pronouncement is not expected to have a material impact on the Company's financial position or results of operations.

Jefferson Pilot LifeAmerica Insurance Company
December 31, 1999

3. Invested Assets

Aggregate amortized cost, aggregate fair value and gross unrealized gains and losses of debt securities available-for-sale at December 31, 1999 were as follows (*in thousands*):

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
U. S. Treasury obligations and direct obligations of U. S. government agencies	$ 98,742	$ 45	$ 4,067	$ 94,720
Corporate bonds	274,553	820	10,092	265,281
Mortgage-backed securities	52,525	72	2,181	50,416
Total debt securities	$425,820	$937	$16,340	$410,417

The amortized cost and aggregate fair value of debt securities at December 31, 1999 by contractual maturity were as follows *(in thousands)*:

	Amortized Cost	Fair Value
Due in one year or less	$ 2,736	$ 2,732
Due after one year through five years	35,926	35,947
Due after five years through ten years	109,390	104,021
Due after ten years	54,019	52,713
Amounts not due at a single maturity	223,749	215,004
	$425,820	$410,417

Actual future maturities will differ from the contractual maturities shown because the issuers of certain debt securities have the right to call or prepay the amounts due to the Company, with or without penalty.

The sources of net investment income for the year ended December 31, 1999 were as follows *(in thousands)*:

Debt securities	$32,110
Equity securities	97
Policy loans	1,639
Mortgage loans	596
Other	274
Gross investment income	34,716
Investment expenses	(457)
Net investment income	$34,259

Realized investment gains and (losses) for the year ended December 31, 1999 were as follows (*in thousands)*:

Debt securities	$(178)
Decrease in mortgage loan valuation allowance	31
Amortization of value of business acquired	93
	$ (54)

Gross realized gains and (losses) on available-for-sale securities were $362 thousand and ($540) thousand, respectively, for the year ended December 31, 1999.

3. Investment Assets—Continued

The changes in amounts affecting net unrealized gains (losses) included in other comprehensive income, reduced by deferred income taxes, for the year ended December 31, 1999 are as follows *(in thousands)*:

Change in equity securities	$ (344)
Change in debt securities	(38,283)
Change in value of business acquired adjustment	19,287
	(19,340)
Deferred income taxes	6,754
Change in net unrealized gains (losses)	$(12,586)

The Company participates in a securities lending program. The Company generally receives cash in an amount that is in excess of the market value of the securities loaned. Market values of securities loaned and collateral are monitored daily and additional collateral is obtained as necessary. At December 31, 1999 the market value of securities loaned and collateral received amounted to $1.83 million and $1.91 million, respectively.

The allowance for credit losses on mortgage loans decreased from $140 thousand at December 31, 1998 to $109 thousand at December 31, 1999.

4. Derivatives

Use of Derivatives

The Company's investment policy permits the use of derivative financial instruments such as interest rate swaps in certain circumstances. At December 31, 1999, three such interest rate swaps are held to modify specific floating-rate direct investments. The notional amount is $6 million, with the Company receiving an average fixed rate of 7.35% and paying a floating rate of 5.36% based on the 3 month and 6 month LIBOR rates.

The interest rate swaps are used to reduce the impact of interest rate fluctuations on specific floating-rate direct investments. Interest is exchanged periodically on the notional value, with the Company receiving a fixed rate and paying a short-term LIBOR rate on a net exchange basis. The net amount received or paid under this swap is reflected as an adjustment to investment income. All of the hedges are of investments classified as available-for-sale, and net unrealized gains and losses, net of the effects of income taxes and the impact on deferred policy acquisition costs and the value of business acquired, are not significant and are included in accumulated other comprehensive income in stockholder's equity as of December 31, 1999.

Credit and Market Risk

The Company is exposed to credit risk in the event of non-performance by counterparties to swap agreements. The Company limits this exposure by entering into swap agreements with counterparties having high credit ratings and by regularly monitoring the ratings.

The Company's credit exposure on swaps is limited to the fair value of swap agreements that are favorable to the Company. The Company does not expect any counterparty to fail to meet its obligation; however, nonperformance would not have a material adverse effect on the Company's financial position or results of operations.

4. Derivatives—Continued

The Company's exposure to market risk is mitigated by the offsetting effects of changes in the value of swap agreements and the related direct investments. The Company routinely monitors correlation between hedged items and hedging instruments. In the event a hedge relationship is terminated or loses correlation, any related hedging instrument that remained would be marked-to-market through income. If the hedging instrument is terminated, any gain or loss is deferred and amortized over the remaining life of the hedged asset.

5. Deferred Policy Acquisition Costs and Value of Business Acquired

Policy acquisition costs deferred and the related amortization charged to income for the year ended December 31, 1999 were as follows (*in thousands*):

Beginning balance	$ 436
Deferrals	1,036
Amortization	(94)
Ending balance	$1,378

Changes in the value of business acquired for the year ended December 31, 1999 were as follows (*in thousands*):

Beginning balance	$ 2,349
Deferrals of commissions and accretion of interest	153
Amortization	(898)
Adjustment related to realized losses on debt securities	93
Adjustment related to unrealized losses on debt securities available-for-sale	19,287
Ending balance	$20,984

Expected approximate amortization percentages of the value of business acquired as of December 31, 1999 over the next five years are as follows:

Year Ending December 31:	
2000	10.3%
2001	9.0%
2002	8.1%
2003	7.2%
2004	6.4%

6. Federal Income Taxes

The tax effects of temporary differences that give rise to deferred income tax liabilities and assets at December 31, 1999 are as follows (*in thousands*):

Deferred income tax assets:	
Future policy benefits and policy fund balances	$ 3,181
Deferred policy acquisition costs	2,835
Net unrealized loss on securities	2,723
Due and deferred premiums	1,606
Other	4,119
Total	14,464
Deferred income tax liabilities:	
Value of business acquired	4,459
Other	3,559
Total	8,018
Net deferred income tax asset	$ 6,446

Jefferson Pilot LifeAmerica Insurance Company
December 31, 1999

6. Federal Income Taxes—Continued

Under prior federal income tax law, one-half of the excess of a life insurance company's income from operations over its taxable investment income was not taxed, but was set aside in a special tax account designated as "Policyholders' Surplus". The Company has approximately $4.7 million of untaxed "Policyholders' Surplus" on which no payment of federal income taxes will be required unless it is distributed as a dividend, or under other specified conditions. The Clinton Administration is proposing to tax, as part of its 2001 budget initiative, the "Policyholders' Surplus" over a five-year period. No related deferred tax liability has been recognized for the potential tax which would approximate $1.6 million.

Federal income taxes paid in 1999 were $3.8 million.

7. Related-Party Transactions

The Company has entered into service agreements with the Ultimate Parent and other subsidiaries for personnel and facilities usage, general management services, and investment management services. The Company expensed $5.0 million for general management and investment services provided by Jefferson-Pilot Life Insurance Company, another wholly-owned subsidiary of the Ultimate Parent. At December 31, 1999, $4.6 million remained payable to Jefferson-Pilot Life Insurance Company related to these service contracts. The Company had $8.3 million of other payables due to related parties at December 31, 1999. The total related party payable of $12.9 million is included in accrued expenses and other liabilities in the Balance Sheet.

The Company is party to an agreement, whereby it guaranteed a first mortgage obtained by Jefferson Pilot Financial Insurance Company in 1985. The first mortgage loan is secured by a home office building, located in Concord, NH. The outstanding balance of the loan at December 31,1999 was $1.2 million.

8. Retirement Benefit Plans

The Company's employees participate in the Jefferson-Pilot Corporation defined benefit pension plans covering substantially all Company employees. The plans are noncontributory and are funded through group annuity contracts issued by Jefferson-Pilot Life Insurance Company, an affiliate. The assets of the plans are those of the related contracts, and are primarily held in the separate accounts of Jefferson-Pilot Life Insurance Company. The plans provide benefits based on annual compensation and years of service. The funding policy is to contribute annually no more than the maximum amount deductible for federal income tax purposes. The plans are administered by the Ultimate Parent. Pension costs allocated to the Company were not significant for the year ended December 31, 1999.

The Company participates in the Ultimate Parent's defined contribution retirement plan covering most employees. The Company matches a portion of participant contributions and makes profit sharing contributions to a fund which acquires and holds shares of the Ultimate Parent's common stock for the account of participants. Plan assets are invested under a group variable annuity contract issued by Jefferson-Pilot Life Insurance Company. Plan expense for 1999 was not significant.

9. Other Postretirement Benefits

The Company provided certain other postretirement benefits, principally health care and life insurance, to retired employees and their beneficiaries and covered dependents. Postretirement costs of the Company that were allocated from the Ultimate Parent were not significant for the year ended December 31, 1999.

10. Reinsurance

The Company attempts to reduce its exposure to significant individual claims by reinsuring portions of certain life insurance contracts written. The maximum amount of individual life insurance retained on any one life, including accidental death benefits, is $1.5 million.

10. Reinsurance—Continued

The effect of reinsurance on the premiums and policy charges in the statement of income for the Company was as follows for the year ended December 31,1999 *(in thousands)*:

	Direct Amount	Ceded to Other Companies	Assumed from Other Companies	Net Amount
Total premiums and policy charges	$17,652	$2,310	$28	$15,370

Reinsurance recoveries which have been deducted from benefits and expenses in the Statement of Income for the Company were $873 thousand.

Reinsurance contracts do not relieve the Company from its primary obligation to policyholders. Therefore, the failure of a reinsurer to discharge its reinsurance obligations could result in a loss to the Company. The Company regularly evaluates the financial condition of its reinsurers and monitors concentrations of credit risk related to reinsurance activities. No significant credit losses resulted from the Company's reinsurance activities during the year ended December 31, 1999.

11. Statutory Financial Information

The Company prepares financial statements on the basis of statutory accounting practices (SAP) prescribed or permitted by the New Jersey Department of Insurance. Prescribed SAP include a variety of publications of the National Association of Insurance Commissioners (NAIC) as well as state laws, regulations and administrative rules. Permitted SAP encompass all accounting practices not so prescribed. The impact of permitted accounting practices on statutory capital and surplus is not significant for the Company.

The principal differences between SAP and generally accepted accounting principles (GAAP) as they relate to the financial statements of the Company are (1) policy acquisition costs are expensed as incurred under SAP, whereas they are deferred and amortized under GAAP, (2) amounts collected from holders of universal life-type and investment products are recognized as premiums when collected under SAP, but are initially recorded as contract deposits under GAAP, with cost of insurance recognized as revenue when assessed and other contract charges recognized over the periods for which services are provided, (3) the classification and carrying amounts of investments in certain securities are different under SAP than under GAAP, (4) the criteria for providing asset valuation allowances, and the methodologies used to determine the amounts thereof, are different under SAP than under GAAP, (5) the timing of establishing certain reserves, and the methodologies used to determine the amounts thereof, are different under SAP than under GAAP, (6) no provision is made for deferred income taxes under SAP, and (7) certain assets are not admitted for purposes of determining surplus under SAP.

Reported capital and surplus on a statutory basis at December 31, 1999 was $84.5 million. Reported statutory net income for the year ended December 31, 1999 was $12.8 million.

The amount of GAAP equity in excess of statutory surplus is unavailable for distribution. In addition, various state insurance laws restrict the Company as to the amount of dividends from statutory surplus it may pay without the prior approval of regulatory authorities. The restrictions generally are based on net gains from operations and on certain levels of surplus as determined in accordance with statutory accounting practices. Dividends in excess of such thresholds are considered "extraordinary" and require prior regulatory approval.

Risk-Based Capital ("RBC") requirements promulgated by the NAIC require life insurers to maintain minimum capitalization levels that are determined based on formulas incorporating credit risk, insurance risk, interest rate risk and general business risk. As of December 31, 1999, the Company's adjusted capital and surplus exceeded its authorized control level RBC.

11. Statutory Financial Information—Continued

The NAIC Codification of Statutory Accounting Principles (Codification) has been completed. The purpose of Codification is to create uniformity in statutory financial reporting across states. Codification must be adopted by individual states before it will have any bearing on the statutory reporting requirements of their domiciliary companies. The NAIC is encouraging the states to adopt Codification as soon as possible, with an implementation date of January 1, 2001. The Company does not expect implementation to have a material impact on its statutory surplus; however, implementation is expected to result in a net reduction of statutory surplus and RBC throughout the insurance industry.

12. Fair Values of Financial Instruments

Fair values of financial instruments are based on quoted market prices where available. Fair values of financial instruments for which quoted market prices are not available are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rates and the estimates of future cash flows. Certain financial instruments, particularly insurance contracts, are excluded from fair value disclosure requirements.

The methods and assumptions used to estimate the fair value of certain financial instruments are as follows:

- Fair values of debt securities with active markets are based on quoted market prices. For debt securities that trade in less active markets, fair values are obtained from independent pricing services. Fair values of debt securities are principally a function of current interest rates.
- Fair values of equity securities are based on quoted market prices.
- The carrying value of cash and cash equivalents approximates fair value due to the short maturities of these assets.
- Fair values of policy loans and mortgage loans are estimated using discounted cash flow analyses.
- Fair values of separate account assets and liabilities are reflected in the Balance Sheet.

The carrying value and fair value of financial instruments at December 31, 1999, were as follows *(in thousands):*

	Carrying Value	Fair Value
Financial Assets:		
Debt securities available-for-sale	410,417	410,417
Equity securities available-for-sale	1,020	1,020
Cash and cash equivalents	2,619	2,619
Policy loans	24,909	31,360
Mortgage loans on real estate	6,808	6,697

13. Commitments and Contingent Liabilities

The Company leases electronic data processing equipment and field office space under noncancelable operating lease agreements. The lease terms generally range from three to five years. Neither annual rent nor future rental commitments are significant.

In the normal course of business, the Company is involved in various lawsuits. Because of the considerable uncertainties that exist, the Company cannot predict the outcome of pending or future litigation. However, management believes that the resolution of pending legal proceedings will not have a material adverse effect on the Company's financial position or results of operation.

Jefferson Pilot LifeAmerica Insurance Company
December 31, 1999

14. Comprehensive Income

Comprehensive income and its components are displayed in the accompanying Statement of Stockholder's Equity. Currently, the only element of other comprehensive income applicable to the Company is changes in unrealized gains and losses on securities classified as available-for-sale, which are displayed in the following table, along with related tax effects. See Note 3 for further detail of changes in unrealized gains on securities available-for-sale, for the year ended December 31, 1999 (*in thousands*):

Unrealized holding losses arising during period, before taxes	$(19,448)
Income taxes	6,807
Unrealized holding losses arising during period, net of taxes	(12,641)
Less: reclassification adjustment	
Losses realized in net income, before taxes	(85)
Income taxes	30
Reclassification adjustment for losses realized in net income before taxes	(55)
Other comprehensive income—net unrealized losses	$(12,586)

15. Impact of Year 2000 (Unaudited)

The Company's administrative and financial reporting systems are shared among numerous insurance affiliates within the consolidated Jefferson-Pilot Corporation group. In prior years, the Ultimate Parent discussed the nature and progress of its plans to become Year 2000 ready. In late 1999, the Ultimate Parent completed its remediation and testing of systems. As a result of those planning and implementation efforts, the Ultimate Parent experienced no significant disruptions in critical information technology systems and believes those systems successfully responded to the Year 2000 date change. The Ultimate Parent expensed approximately $20.6 million to date in connection with remediating its systems. The Ultimate Parent is not aware of any material problems resulting from Year 2000 issues, either with its products, its internal systems, or the products and services of third parties. The Ultimate Parent will continue to monitor its critical computer applications and those of its vendors throughout the year 2000 to ensure that any latent Year 2000 matters that may arise are addressed promptly.

[THIS PAGE INTENTIONALLY LEFT BLANK]

REPORT OF INDEPENDENT AUDITORS

Contractholders of JPF Separate Account B
JPF Separate Account B
The Board of Directors, JPF Separate Account B

We have audited the accompanying statements of assets and liabilities of the JPF Separate Account B as of December 31, 1999, and the related statements of operations and changes in net assets for each of the periods indicated therein. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of securities owned as of December 31, 1999, by correspondence with the fund managers. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of JPF Separate Account B at December 31, 1999, and the results of its operations and the changes in its net assets for each of the periods indicated therein in conformity with accounting principles generally accepted in the United States.

Ernst & Young LLP

Boston, Massachusetts
March 23, 2000

STATEMENT OF ASSETS AND LIABILITIES

JPF SEPARATE ACCOUNT B
December 31, 1999

	JPVF International Equity Division	JPVF World Growth Stock Division	JPVF Emerging Growth Division	JPVF Capital Growth Division	JPVF Small Company Division	JPVF Growth Division	JPVF Growth & Income Division	JPVF Balanced Division	JPVF High Yield Bond Division	JPVF Money Market Division
ASSETS										
Investments at cost	$55,719	$61,910	$101,202	$201,056	$34,326	$41,267	$100,371	$33,353	$45,321	$15,282
Investments at market value	$65,320	$67,781	$153,417	$254,159	$40,613	$55,192	$ 99,012	$38,094	$42,801	$15,471
Accrued investment income	—	—	—	—	—	—	—	—	3,513	—
Expenses payable	—	(5)	(6)	(8)	—	—	—	—	—	—
TOTAL NET ASSETS	$65,320	$67,776	$153,411	$254,151	$40,613	$55,192	$ 99,012	$38,094	$46,314	$15,471
UNITS OUTSTANDING	4,347	5,071	7,549	15,483	3,189	2,514	8,322	2,697	4,222	1,516
NET ASSET VALUE PER UNIT	$15.024	$13.364	$ 20.322	$ 16.416	$12.736	$21.953	$ 11.898	$14.124	$10.968	$10.206

See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES—(Continued)

JPF SEPARATE ACCOUNT B
December 31, 1999

	Fidelity VIP II Contrafund Division	Fidelity VIP Equity Income Division	Fidelity VIP Growth Division	Fidelity VIP II Index 500 Division	MFS Research Division	MFS Utilities Division	Oppenheimer Bond Division	Oppenheimer Strategic Bond Division	Templeton International Division
ASSETS									
Investments at cost	$82,588	$99,065	$171,049	$506,014	$63,391	$25,311	$32,056	$29,396	$68,947
Investments at market value	$92,894	$98,877	$210,544	$575,965	$72,241	$29,018	$31,993	$29,606	$77,486
Expenses receivable (payable)	18	(7)	(16)	11	(5)	49	—	8	5
TOTAL NET ASSETS	$92,912	$98,870	$210,528	$575,976	$72,236	$29,067	$31,993	$29,614	$77,491
UNITS OUTSTANDING	6,269	8,054	13,334	41,066	5,174	2,175	3,216	2,856	5,641
NET ASSET VALUE PER UNIT	$14.820	$12.276	$ 15.790	$ 14.027	$13.962	$13.361	$ 9.948	$10.370	$13.737

See notes to financial statements.

STATEMENT OF OPERATIONS

JPF SEPARATE ACCOUNT B
December 31, 1999

	JPVF International Equity Division		JPVF World Growth Stock Division		JPVF Emerging Division		JPVP Capital Growth Division	
	Year Ended December 31, 1999	For the Period October 23, 1998(a) to December 31, 1998	Year Ended December 31, 1999	For the Period September 10, 1998(a) to December 31, 1998	Year Ended December 31, 1999	For the Period August 10, 1998(a) to December 31, 1998	Year Ended December 31, 1999	For the Period August 10, 1998(a) to December 31, 1998
Investment Income:								
Dividend income	$ —	$ —	$ 52	$ 163	$ —	$ —	$ —	$ —
Distributions of realized gains	—	31	191	480	—	73	483	454
Net investment income	—	31	243	643	—	73	483	454
Expenses:								
Mortality and expense risk charge	268	—	284	—	556	—	791	—
Net investment income (loss)	(268)	31	(41)	643	(556)	73	(308)	454
Gain (loss) on investments:								
Net realized gain (loss) on investments	2,056	1	1,063	3	3,533	6	377	12
Change in net unrealized gain (loss) on investments	9,335	266	6,357	(485)	50,850	1,365	52,887	216
Net gain (loss) on investments	11,391	267	7,420	(482)	54,383	1,371	53,264	228
Increase in net assets from operations	$11,123	$298	$7,379	$ 161	$53,827	$1,444	$52,956	$682

(a) Commencement of operations

See notes to financial statements.

STATEMENT OF OPERATIONS—(Continued)

JPF SEPARATE ACCOUNT B
December 31, 1999

	JPVF Small Company Division		JPVF Growth Division		JPVF Growth & Income Division		JPVP Balanced Division	
	Year Ended December 31, 1999	For the Period September 10, 1998(a) to December 31, 1998	Year Ended December 31, 1999	For the Period September 30, 1998(a) to December 31, 1998	Year Ended December 31, 1999	For the Period September 29, 1998(a) to December 31, 1998	Year Ended December 31, 1999	For the Period September 10, 1998(a) to December 31, 1998
Investment Income:								
Dividend income	$ 12	$ 91	$ —	$ —	$ —	$ 54	$ 1	$ 53
Distributions of realized gains	219	685	17	—	81	—	127	200
Net investment income	231	776	17	—	81	54	128	253
Expenses:								
Mortality and expense risk charge	193	—	100	—	351	—	181	—
Net investment income (loss)	38	776	(83)	—	(270)	54	(53)	253
Gain (loss) on investments:								
Net realized gain (loss) on investments	(123)	5	2,646	3	162	15	4	3
Change in net unrealized gain (loss) on investments	6,862	(575)	13,805	120	(1,645)	285	4,892	(151)
Net gain (loss) on investments	6,739	(570)	16,451	123	(1,483)	300	4,896	(148)
Increase (decrease) in net assets from operations	$6,777	$ 206	$16,368	$123	$(1,753)	$354	$4,843	$ 105

(a) Commencement of operations

See notes to financial statements.

STATEMENT OF OPERATIONS—(Continued)

JPF SEPARATE ACCOUNT B
December 31, 1999

	JPVF High Yield Bond Division		JPVF Money Market Division	JPVF VIP II Contrafund Division		JPVP VIP Equity Income Division	
	Year Ended December 31, 1999	For the Period October 7, 1998(a) to December 31, 1998	For the Period June 16, 1998(a) to December 31, 1999	Year Ended December 31, 1999	For the Period September 29, 1998(a) to December 31, 1998	Year Ended December 31, 1999	For the Period September 10, 1998(a) to December 31, 1998
Investment Income:							
Dividend income	$ 3,512	$944	$ —	$ 11	$ —	$ 389	$ —
Distributions of realized gains	—	—	—	83	—	859	—
Net investment income	3,512	944	—	94	—	1,248	—
Expenses:							
Mortality and expense risk charge	282	—	42	295	—	577	—
Net investment income (loss)	3,230	944	(42)	(201)	—	671	—
Gain (loss) on investments:							
Net realized gain on investments	23	2	39	530	2	1,188	44
Change in net unrealized gain (loss) on investments	(2,424)	(96)	189	10,207	99	(1,728)	1,540
Net gain (loss) on investments	(2,401)	(94)	228	10,737	101	(540)	1,584
Increase in net assets from operations	$ 829	$850	$186	$10,536	$101	$ 131	$1,584

(a) Commencement of operations

See notes to financial statements.

STATEMENT OF OPERATIONS—(Continued)

JPF SEPARATE ACCOUNT B
December 31, 1999

	Fidelity VIP Growth Division		Fidelity VIP II Index 500 Division		MFS Research Division		MFS Utilities Division	
	Year Ended December 31, 1999	For the Period August 10, 1998(a) to December 31, 1998	Year Ended December 31, 1999	For the Period September 29, 1998(a) to December 31, 1998	Year Ended December 31, 1999	For the Period November 3, 1998(a) to December 31, 1998	Year Ended December 31, 1999	For the Period December 9, 1998(a) to December 31, 1998
Investment Income:								
Dividend income	$ 46	$ —	$ 838	$ —	$ 55	$—	$ 205	$—
Distributions of realized gains	2,862	—	569	—	289	—	1,030	—
Net investment income	2,908	—	1,407	—	344	—	1,235	—
Expenses:								
Mortality and expense risk charge	898	—	2,987	—	281	—	141	—
Net investment income	2,010	—	(1,580)	—	63	—	1,094	—
Gain (loss) on investments:								
Net realized gain (loss) on investments	2,177	13	2,431	56	879	1	180	—
Change in net unrealized gain (loss) on investments	36,533	2,962	64,358	5,593	8,782	68	3,663	44
Net gain (loss) on investments	38,710	2,975	66,789	5,649	9,661	69	3,843	44
Increase (decrease) in net assets from operations	$40,720	$2,975	$65,209	$5,649	$9,724	$69	$4,937	$44

(a) Commencement of operations

See notes to financial statements.

STATEMENT OF OPERATIONS—(Continued)

JPF SEPARATE ACCOUNT B
December 31, 1999

	Oppenheimer Bond Division		Oppenheimer Strategic Bond Division		Templeton Division	
	Year Ended December 31, 1999	For the Period November 3, 1998(a) to December 31, 1998	Year Ended December 31, 1999	For the Period September 30, 1998(a) to December 31, 1998	Year Ended December 31, 1999	For the Period September 30, 1998(a) to December 31, 1998
Investment Income:						
Dividend income	$100	$—	$347	$—	$ 135	$ —
Distributions of realized gains	10	—	—	—	470	—
Net investment income	110	—	347	—	605	—
Expenses:						
Mortality and expense risk charge	72	—	101	—	330	—
Net investment income	38	—	246	—	275	—
Gain (loss) on investments:						
Net realized gain (loss) on investments	(13)	—	(39)	—	34	504
Change in net unrealized gain (loss) on investments	(68)	5	121	89	8,445	95
Net gain (loss) on investments	(81)	5	82	89	8,479	599
Increase (decrease) in net assets from operations	$(43)	$ 5	$328	$89	$8,754	$599

(a) Commencement of operations

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

JPF SEPARATE ACCOUNT B
December 31, 1999

	JPVF International Equity Division		JPVF World Growth Stock Division		JPVF Emerging Growth Division		JPVF Capital Growth Division	
	Year Ended December 31, 1999	For the Period October 23, 1998(a) to December 31, 1998	Year Ended December 31, 1999	For the Period September 10, 1998(a) to December 31, 1998	Year Ended December 31, 1999	For the Period August 10, 1998(a) to December 31, 1998	Year Ended December 31, 1999	For the Period August 10, 1998(a) to December 31, 1998
INCREASE IN NET ASSETS								
Operations:								
Net investment income (loss)								
Net realized gain (loss) on investments	$ (268)	$ 31	$ (41)	$ 643	$ (556)	$ 73	$ (308)	$ 454
Change in net unrealized gain (loss) on investments	2,056	1	1,063	3	3,533	6	377	12
Increase (decrease) in net assets from operations . . .	9,335	266	6,357	(485)	50,850	1,365	52,887	216
	11,123	298	7,379	161	53,827	1,444	52,956	682
Contractholder transactions—Note F:								
Transfers of net premiums	29,182	304	11,218	225	59,213	182	58,586	729
Transfers from/to General Account and within Separate Account, net	19,196	8,530	56,224	7,978	35,743	13,671	148,302	8,146
Transfers of cost of insurance	(3,555)	(99)	(2,921)	(154)	(10,872)	(216)	(14,738)	(335)
Transfers on account of other terminations . .	299	42	(12,354)	20	427	(8)	(236)	59
Net increase in net assets derived from contractholder transactions	45,122	8,777	52,167	8,069	84,511	13,629	191,914	8,599
Net increase in net assets . .	56,245	9,075	59,546	8,230	138,338	15,073	244,870	9,281
Balance at beginning of year	9,075	—	8,230	—	15,073	—	9,281	—
Balance at end of year	$65,320	$9,075	$ 67,776	$8,230	$153,411	$15,073	$254,151	$9,281

(a) Commencement of operations

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS—(Continued)

JPF SEPARATE ACCOUNT B
December 31, 1999

	JPVF Small Company Division		JPVF Growth Division		JPVF Growth & Income Division		JPVF Balanced Division	
	Year Ended December 31, 1999	For the Period September 10, 1998(a) to December 31, 1998	Year Ended December 31, 1999	For the Period September 30, 1998(a) to December 31, 1998	Year Ended December 31, 1999	For the Period September 29, 1998(a) to December 31, 1998	Year Ended December 31, 1999	For the Period September 10, 1998(a) to December 31, 1998
INCREASE IN NET ASSETS								
Operations:								
Net investment income (loss)	$ 38	$ 776	$ (83)	$ —	$ (270)	$ 54	$ (53)	$ 253
Net realized gain (loss) on investments	(123)	5	2,646	3	162	15	4	3
Change in net unrealized gain (loss) on investments	6,862	(575)	13,805	120	(1,645)	285	4,892	(151)
Increase (decrease) in net assets from operations	6,777	206	16,368	123	(1,753)	354	4,843	105
Contractholder transactions—Note F:								
Transfers of net premiums	11,652	225	15,727	—	42,209	299	11,628	—
Transfers from/to General Account and within Separate Account, net	16,563	8,258	24,542	558	56,834	6,603	21,497	3,062
Transfers of cost of insurance	(2,190)	(88)	(2,023)	(41)	(5,516)	(326)	(2,961)	(40)
Transfers on account of other terminations	(827)	37	(62)	—	285	23	(40)	—
Net increase in net assets derived from contractholder transactions	25,198	8,432	38,184	517	93,812	6,599	30,124	3,022
Net increase in net assets	31,975	8,638	54,552	640	92,059	6,953	34,967	3,127
Balance at beginning of year	8,638	—	640	—	6,953	—	3,127	—
Balance at end of year	$40,613	$8,638	$55,192	$640	$99,012	$6,953	$38,094	$3,127

(a) Commencement of operations

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS—(Continued)

JPF SEPARATE ACCOUNT B
December 31, 1999

	JPVF High Yield Bond Division		JPVF Money Market Division	Fidelity VIP II Contrafund Division		Fidelity VIP Equity Income Division	
	Year Ended December 31, 1999	For the Period October 10, 1998(a) to December 31, 1998	For the Period June 16, 1998(a) to December 31, 1999	Year Ended December 31, 1999	For the Period September 29, 1998(a) to December 31, 1998	Year Ended December 31, 1999	For the Period September 10, 1998(a) to December 31, 1998
INCREASE IN NET ASSETS							
Operations:							
Net investment income (loss) . .	$ 3,230	$ 944	$ (42)	$ (201)	$ —	$ 671	$ —
Net realized gain (loss) on investments	23	2	39	530	2	1,188	44
Change in net unrealized gain (loss) on investments.	(2,424)	(96)	189	10,207	99	(1,728)	1,540
Increase in net assets from operations	829	850	186	10,536	101	131	1,584
Contractholder transactions—Note F:							
Transfers of net premiums	3,352	147	6,363	48,714	267	56,692	299
Transfers from/to General Account and within Separate Account, net	27,635	14,929	9,704	53,040	667	32,476	15,107
Transfers of cost of insurance . .	(1,418)	(80)	(782)	(8,544)	(141)	(7,554)	(527)
Transfers on account of other terminations	88	(18)	—	(11,775)	47	624	38
Net increase in net assets derived from contractholder transactions .	29,657	14,978	15,285	81,435	840	82,238	14,917
Net increase in net assets.	30,486	15,828	15,471	91,971	941	82,369	16,501
Balance at beginning of year.	15,828	—	—	941	—	16,501	—
Balance at end of year	$46,314	$15,828	—	$ 92,912	$ 941	$98,870	$16,501

(a) Commencement of operations

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS—(Continued)

JPF SEPARATE ACCOUNT B
December 31, 1999

	Fidelity VIP Growth Division		Fidelity VIP II Index 500 Division		MFS Research Division		MFS Utilities Division	
	Year Ended December 31, 1999	For the Period August 10, 1998(a) to December 31, 1998	Year Ended December 31, 1999	For the Period September 29, 1998(a) to December 31, 1998	Year Ended December 31, 1999	For the Period November 3, 1998(a) to December 31, 1998	Year Ended December 31, 1999	For the Period December 9, 1998(a) to December 31, 1998
INCREASE IN NET ASSETS								
Operations:								
Net investment income (loss)	$ 2,010	$ —	$ (1,580)	$ —	$ 63	$ —	$ 1,094	$ —
Net realized gain (loss) on investments	2,177	13	2,431	56	879	1	180	—
Change in net unrealized gain (loss) on investments	36,533	2,962	64,358	5,593	8,782	68	3,663	44
Increase (decrease) in net assets from operations	40,720	2,975	65,209	5,649	9,724	69	4,937	44
Contractholder transactions—Note F:								
Transfers of net premiums	72,706	13,429	133,683	786	39,524	304	16,859	270
Transfers from/to General Account and within Separate Account, net	97,281	7,906	356,003	60,402	25,303	3,818	5,494	3,993
Transfers of cost of insurance	(12,325)	(485)	(33,444)	(993)	(6,724)	(48)	(2,569)	(72)
Transfers on account of other terminations	(13,179)	1,500	(11,807)	488	226	40	90	21
Net increase in net assets derived from contractholder transactions	144,483	22,350	444,435	60,683	58,329	4,114	19,874	4,212
Net increase in net assets	185,203	25,325	509,644	66,332	68,053	4,183	24,811	4,256
Balance at beginning of year	25,325	—	66,332	—	4,183	—	4,256	—
Balance at end of year	$210,528	$25,325	$575,976	$66,332	$72,236	$4,183	$29,067	$4,256

(a) Commencement of operations.

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS—(Continued)

JPF SEPARATE ACCOUNT B
December 31, 1999

	Oppenheimer Bond Division		Oppenheimer Strategic Bond		Templeton Division	
	Year Ended December 31, 1999	For the Period November 3, 1998(a) to December 31, 1998	Year Ended December 31, 1999	For the Period September 30, 1998(a) to December 31, 1998	Year Ended December 31, 1999	For the Period September 30, 1998(a) to December 31, 1998
INCREASE IN NET ASSETS						
Operations:						
Net investment income (loss)	$ 38	$ —	$ 246	$ —	$ 275	$ —
Net realized gain (loss) on investments	(13)	—	(39)	—	34	504
Change in net unrealized gain (loss) on investments	(68)	5	121	89	8,445	95
Increase (decrease) in net assets from operations	(43)	5	328	89	8,754	599
Contractholder transactions—Note F:						
Transfers of net premiums	14,540	314	4,471	—	32,040	13,281
Transfers from/to General Account and within Separate Account, net	19,232	—	19,096	6,262	38,164	(12,085)
Transfers of cost of insurance	(1,774)	(61)	(546)	(75)	(4,470)	(477)
Transfers on account of other terminations	(220)	—	—	(11)	563	1,122
Net increase in net assets derived from contractholder transactions	31,778	253	23,021	6,176	66,297	1,841
Net increase in net assets	31,735	258	23,349	6,265	75,051	2,440
Balance at beginning of year	258	—	6,265	—	2,440	—
Balance at end of year	$31,993	$258	$29,614	$6,265	$77,491	$ 2,440

(a) Commencement of operations

See notes to financial statements.

NOTES TO FINANCIAL STATEMENTS

JPF SEPARATE ACCOUNT B
DECEMBER 31, 1999

NOTE A—ORGANIZATION OF ACCOUNT

JPF Separate Account B (the "Separate Account") is a separate account of Jefferson Pilot LifeAmerica Insurance Company ("JP LifeAmerica"). The Separate Account is organized as a unit investment trust registered under the Investment Company Act of 1940 as amended. It was established for the purpose of funding flexible premium variable life insurance policies issued by JP LifeAmerica. As of December 31, 1999, the Separate Account is comprised of nineteen investment divisions, ten of which invest exclusively in corresponding portfolios of the Jefferson Pilot Variable Fund, Inc., one of which invests in the Templeton International Fund, four of which invest in certain Fidelity Portfolios, two of which invest in certain MFS portfolios, and two of which invests in certain Opppenheimer Portfolios, all diversified Series Investment Companies.

NOTE B—SIGNIFICANT ACCOUNTING POLICIES

Valuation of Investments: Investments in shares of the Fund are valued at the net asset value per share which is calculated each day the New York Stock Exchange is open for trading.

Investment Income: Dividend income and distributions of realized gains are recorded on the ex-dividend date.

Investment Transactions: Purchases and sales of shares of the Fund are recorded as of the trade date, the date the transaction is executed.

Federal Income Taxes: The operations of the Separate Account are included in the federal income tax return of JP Financial which is taxed as a life insurance company under the Internal Revenue Code. Under current law, no federal income taxes are payable with respect to the Separate Account.

Expenses: A mortality and expense risk charge payable to JP LifeAmerica is accrued daily which will not exceed .9% of the average net asset value of each division of the Separate Account on an annual basis.

Use of Estimates: The accompanying financial statements of the Separate Account have been prepared in accordance with generally accepted accounting principles. The preparation of financial statements requires management to make estimates that affect amounts reported in the financial statements and accompanying notes. Such estimates could change in the future as more information becomes known, which could impact the amounts reported and disclosed herein.

NOTE C—AFFILIATED COMPANY TRANSACTIONS

Administrative services necessary for the operation of the Separate Account are provided by Jefferson Pilot Life Insurance Company, an affiliate of JP LifeAmerica. JP LifeAmerica is the principal underwriter of the variable insurance contracts that utilize the Separate Account. Jefferson Variable Corporation, an affiliate of the Company, is the distributor.

NOTE D—DIVERSIFICATION REQUIREMENTS

Under the provisions of Section 817(h) of the Internal Revenue Code, a variable life insurance contract will be subject to federal income taxes on the income earned for any period for which the investments of the segregated assets account, on which the contract is based, are not adequately diversified. The Code provides that the "adequately diversified" requirement may be met if the underlying investments satisfy either a statutory safe harbor test or diversification requirements set forth in regulations issued by the Secretary of Treasury.

The Internal Revenue Service has issued regulations under Section 817(h) of the Code. The Company believes that the segregated asset account satisfies the current requirements of the regulations, and it intends that the segregated asset account will continue to meet such requirements.

NOTES TO FINANCIAL STATEMENTS—(Continued)

JPF SEPARATE ACCOUNT B
DECEMBER 31, 1999

NOTE E—INVESTMENTS

In determining the net realized gain or loss on sales of shares of the Fund, the cost of shares sold has been determined on an average cost basis. For federal income tax purposes, the cost of shares owned at December 31, 1999 is the same as the financial reporting purposes.

Following is a summary of shares of each portfolio of the Fund owned by the respective divisions of the Separate Account and the related net asset values at December 31, 1999.

	Shares	Net Asset Value Per Share
JPVF International Equity Portfolio	4,065	$ 16.069385
JPVF World Growth Stock Portfolio	2,599	26.076172
JPVF Emerging Growth Portfolio	3,772	40.674453
JPVF Capital Growth Portfolio	6,473	39.265001
JPVF Small Company Portfolio	2,249	18.054505
JPVF Growth Portfolio	2,361	23.377614
JPVF Growth & Income Portfolio	4,935	20.063152
JPVF Balanced Portfolio	2,495	15.270695
JPVF High Yield Bond Portfolio	4,658	9.188039
JPVF Money Market Portfolio	1,426	10.846432
Fidelity VIP II Contrafund Portfolio	3,187	29.150000
Fidelity VIP Equity Income Portfolio	3,846	25.710000
Fidelity VIP Growth Portfolio	3,833	54.930000
Fidelity VIP II Index 500 Portfolio	3,440	167.410000
MFS Research Portfolio	3,095	23.340000
MFS Utilities Portfolio	1,201	24.160000
Oppenheimer Bond Portfolio	2,777	11.520000
Oppenheimer Strategic Portfolio	5,957	4.970000
JPVF Templeton Portfolio	3,483	22.250000

NOTES TO FINANCIAL STATEMENTS—(Continued)

JPF SEPARATE ACCOUNT B
DECEMBER 31, 1999

NOTE F—CONTRACTHOLDER TRANSACTIONS

	Year Ended December 31, 1999		For the Period October 23, through December 31, 1998	
	Units	Amount	Units	Amount
JPVF International Equity Division				
Issuance of units	6,486	$ 83,522	803	$ 8,887
Redemptions of units	2,931	38,400	10	110
Net Increase	3,555	$ 45,122	793	$ 8,777

	Year Ended December 31, 1999		For the Period September 10, through December 31, 1998	
	Units	Amount	Units	Amount
JPVF World Growth Division				
Issuance of units	9,836	$120,015	755	$ 8,265
Redemptions of units	5,502	67,848	18	196
Net Increase	4,334	$ 52,167	737	$ 8,069

	Year Ended December 31, 1999		For the Period August 10, through December 31, 1998	
	Units	Amount	Units	Amount
JPVF Emerging Growth Division				
Issuance of units	9,644	$129,418	1,322	$13,883
Redemptions of units	3,392	44,907	25	254
Net Increase	6,252	$ 84,511	1,297	$13,629

	Year Ended December 31, 1999		For the Period August 10, through December 31, 1998	
	Units	Amount	Units	Amount
JPVF Capital Growth Division				
Issuance of units	18,805	$245,279	855	$ 9,062
Redemptions of units	4,132	53,365	45	463
Net Increase	14,673	$191,914	810	$ 8,599

	Year Ended December 31, 1999		For the Period September 10, through December 31, 1998	
	Units	Amount	Units	Amount
JPVF Small Company Division				
Issuance of units	9,687	$101,961	792	$ 8,670
Redemptions of units	7,267	76,763	23	238
Net Increase	2,420	$ 25,198	769	$ 8,432

NOTES TO FINANCIAL STATEMENTS—(Continued)

JPF SEPARATE ACCOUNT B
DECEMBER 31, 1999

NOTE F—CONTRACTHOLDER TRANSACTIONS—(Continued)

	Year Ended December 31, 1999		For the Period September 30, through December 31, 1998	
	Units	Amount	Units	Amount
JPVF Growth Division				
Issuance of units	4,928	$ 77,738	56	$ 558
Redemptions of units	2,466	39,554	4	41
Net Increase	2,462	$ 38,184	52	$ 517

	Year Ended December 31, 1999		For the Period September 29, through December 31, 1998	
	Units	Amount	Units	Amount
JPVF Growth & Income Division				
Issuance of units	8,669	$105,600	654	$ 7,051
Redemptions of units	959	11,788	42	452
Net Increase	7,710	$ 93,812	612	$ 6,599

	Year Ended December 31, 1999		For the Period September 10, through December 31, 1998	
	Units	Amount	Units	Amount
JPVF Balanced Division				
Issuance of units	2,727	$ 33,822	278	$ 3,136
Redemptions of units	298	3,698	10	114
Net Increase	2,429	$ 30,124	268	$ 3,022

	Year Ended December 31, 1999		For the Period October 7, through December 31, 1998	
	Units	Amount	Units	Amount
JPVF High Yield Bond Division				
Issuance of units	3,259	$ 35,400	1,505	$15,068
Redemptions of units	533	5,743	9	90
Net Increase	2,726	$ 29,657	1,496	$14,978

	For the Period June 16, through December 31, 1999	
	Units	Amount
JPVF Money Market Division		
Issuance of units	3,541	$ 35,709
Redemptions of units	2,025	20,424
Net Increase	1,516	$ 15,285

JPF SEPARATE ACCOUNT B
DECEMBER 31, 1999

NOTE F—CONTRACTHOLDER TRANSACTIONS—(Continued)

	Year Ended December 31, 1999		For the Period September 29, through December 31, 1998	
	Units	Amount	Units	Amount
Fidelity VIP II Contrafund Division				
Issuance of units	9,938	$130,668	102	$ 1,144
Redemptions of units	3,747	49,233	24	304
Net Increase	6,191	$ 81,435	78	$ 840

	Year Ended December 31, 1999		For the Period September 10, through December 31, 1998	
	Units	Amount	Units	Amount
Fidelity VIP Equity Income Division				
Issuance of units	12,628	$157,985	1,475	$15,591
Redemptions of units	5,989	75,747	60	674
Net Increase (decrease)	6,639	$ 82,238	1,415	$14,917

	Year Ended December 31, 1999		For the Period August 10, through December 31, 1998	
	Units	Amount	Units	Amount
Fidelity VIP Growth Division				
Issuance of units	15,586	$203,305	2,245	$23,019
Redemptions of units	4,434	58,822	63	669
Net Increase	11,152	$144,483	2,182	$22,350

	Year Ended December 31, 1999		For the Period September 29, through December 31, 1998	
	Units	Amount	Units	Amount
Fideltiy VIP II Index 500 Division				
Issuance of units	42,257	$531,034	5,746	$61,857
Redemptions of units	6,832	86,599	105	1,174
Net Increase	35,425	$444,435	5,641	$60,683

	Year Ended December 31, 1999		For the Period November 3, through December 31, 1998	
	Units	Amount	Units	Amount
MFS Research Division				
Issuance of units	8,456	$102,511	374	$ 4,173
Redemptions of units	3,650	44,182	6	59
Net Increase (decrease)	4,806	$ 58,329	368	$ 4,114

NOTES TO FINANCIAL STATEMENTS—(Continued)

JPF SEPARATE ACCOUNT B
DECEMBER 31, 1999

NOTE F—CONTRACTHOLDER TRANSACTIONS—(Continued)

	Year Ended December 31, 1999		For the Period December 9, through December 31, 1998	
	Units	Amount	Units	Amount
MFS Utilities Division				
Issuance of units	3,716	$ 41,220	421	$4,293
Redemptions of units	1,954	21,346	8	81
Net Increase	1,762	$ 19,874	413	$4,212

	Year Ended December 31, 1999		For the Period November 3, through December 31, 1998	
	Units	Amount	Units	Amount
Oppenheimer Bond Division				
Issuance of units	3,410	$ 33,945	31	$ 314
Redemptions of units	219	2,167	6	61
Net Increase	3,191	$ 31,778	25	$ 253

	Year Ended December 31, 1999		For the Period September 30, through December 31, 1998	
	Units	Amount	Units	Amount
Oppenheimer Strategic Bond				
Issuance of units	2,570	$ 26,337	622	$ 6,251
Redemptions of units	328	3,316	8	75
Net Increase	2,242	$ 23,021	614	$ 6,176

	Year Ended December 31, 1999		For the Period September 30, through December 31, 1998	
	Units	Amount	Units	Amount
Templeton Division				
Issuance of units	9,169	$111,581	1,547	$16,673
Redemptions of units	3,745	45,284	1,330	14,832
Net Increase (decrease)	5,424	$ 66,297	217	$ 1,841